United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-13542

IRSA Inversiones y Representaciones Sociedad Anónima

(Exact name of registrant as specified in its charter)

IRSA Investments and Representations Inc.

(Translation of registrant’s name into English)

Carlos Della Paolera 261

(C1001ADA) Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached Form 6-K to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

i

EXPLANATORY NOTE

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA,” the “Company,” “we,” “our” or “us”) is filing this report on Form 6-K (this “Form 6-K”) pursuant to SEC Financial Reporting Manual, Rule 6220.6, which requires that if financial information reporting revenues and income for an annual or interim period more current than otherwise required by Item 8 of Form 20-F is made available to shareholders, exchanges, or others in any jurisdiction, that information should be included in a registration statement. Pursuant to such rule, we are filing as Exhibit 99.1 to this Form 6-K our unaudited condensed interim consolidated financial statements as of March 31, 2022 and for the nine-month and three-month periods ended March 31, 2022 and 2021. Our audited consolidated financial statements as of June 30, 2021 and 2020 and for the fiscal years ended June 30, 2021, 2020 and 2019 (the “Audited Consolidated Financial Statements”), as filed with our annual report on Form 20-F filed with the SEC on October 20, 2021 (the “Annual Report”), have not been further restated as of the measuring unit current as of March 31, 2022, pursuant to SEC Financial Reporting Manual, Rule 6720.5, which provides that if interim financial information more current than otherwise required by SEC rules is included in a registration statement solely to comply with Instruction 3 to Item 8.A.5 of Form 20-F, it is not required that prior periods be restated. This Form 6-K should be read in conjunction with our Annual Report.

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, Company performance and financial results, including any potential or projected impact of the COVID-19 pandemic on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the COVID-19 pandemic on ourbusiness, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our Annual Report, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements contained herein.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents our selected financial informationas of March 31, 2022and 2021and for the nine-month periods ended March31, 2022and 2021. The selected interim consolidated statement of income and comprehensive income data and the selected interim consolidated statement of cash flow data for the nine-month periods ended March31, 2022and 2021and the selected interim consolidated statement of financial position data as of March 31, 2022have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB and have been derived from our unaudited condensed interim consolidated financial statements as of March 31, 2022 and for the nine-month and three-month periods ended March 31, 2022 and 2021 (our “Q3 Unaudited Condensed Interim Consolidated Financial Statements”) included as an exhibit to this Form 6-K. The results of our operations for the nine-month period ended March 31, 2022 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2022.

Our Q3 Unaudited Condensed Interim Consolidated Financial Statements and the selected financial information set forth below is presented in the measuring unit current at the end of the reporting period as of March 31, 2022 (the most recent period for which financial statements were included in this Form 6-K).

You should read the information below in conjunction with our Q3 Unaudited Condensed Interim Consolidated Financial Statements, including the notes thereto.

Summarized Consolidated Financial and Other Information

	For the nine-month period ended March 31
	2022	2022	2021
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME	(in millions of USD) (i) (ii)	(in millions of ARS; except per share data)

Revenues	175	19,461	14,234
Costs	(67)	(7,459)	(6,915)
Gross profit	108	12,002	7,319
Loss from fair value adjustment of investment properties	(100)	(11,095)	(10,635)
General and administrative expenses	(28)	(3,115)	(3,384)
Selling expenses	(12)	(1,349)	(1,624)
Impairment of associates and joint ventures	—	—	—
Other operating results, net	1	130	(81)
Loss from operations	(31)	(3,427)	(8,405)
Share of loss of associates and joint ventures	(7)	(753)	(3,168)
Loss before financial results and income tax	(38)	(4,180)	(11,573)
Finance income	3	289	140
Finance costs	(57)	(6,360)	(7,182)
Other financial results	131	14,527	9,056
Inflation adjustment	11	1,206	309
Financial results, net	88	9,662	2,323
Profit / (loss) before income tax	50	5,482	(9,250)
Income tax expense	54	6,020	(1,097)
Profit / (loss) for the period from continuing operations	104	11,502	(10,347)
Loss for the period from discontinued operations	—	—	(12,474)
Profit / (loss) for the period	104	11,502	(22,821)

Profit / (loss) from continued operations attributable to:
Equity holders of the parent	112	12,470	(7,966)
Non-controlling interest	(8)	(968)	(2,381)

Profit / (loss) for the period attributable to:
Equity holders of the parent	112	12,470	(17,818)
Non-controlling interest	(8)	(968)	(5,003)

Profit / (loss) per share from continuing operations attributable to equity holders of the parent:
Basic	0.14	15.42	(13.82)
Diluted	0.13	14.00	(13.82)

Profit / (loss) per share attributable to equity holders of the parent:
Basic	0.14	15.42	(30.91)
Diluted	0.13	14.00	(30.91)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
Profit / (loss) for the period	104	11,502	(22,821)
Other comprehensive income loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(6)	(684)	(23)
Revaluation reserve	—	—	570
Other comprehensive (loss) / income for the period from continuing operations	(6)	(684)	547
Other comprehensive loss for the period from discontinued operations	—	—	(15,996)
Total other comprehensive loss for the period	(6)	(684)	(15,449)
Total comprehensive income / (loss) for the period	98	10,818	(38,270)

Total comprehensive income / (loss) from continuing operations	98	10,818	(9,800)
Total comprehensive loss from discontinued operations	—	—	(28,470)
Total comprehensive income / (loss) for the period	98	10,818	(38,270)

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent	106	11,792	(6,320)
Non-controlling interest	(8)	(974)	(3,480)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent	106	11,792	(23,994)
Non-controlling interest	(8)	(974)	(14,276)

	For the period ended March 31
	2022	2022	2021
	(in millions of USD) (i) (ii)	(in millions of ARS; except per share data)
CASH FLOW DATA
Net cash generated from operating activities	64	7,081	4,320
Net cash generated from investing activities	88	9,775	91,744
Net cash used in financing activities	(121)	(13,397)	(63,693)
Cash and cash equivalents at beginning of period	24	2,699	189,730
Cash and cash equivalents at end of period	51	5,687	6,282
Net Increase / (decrease) in cash and cash equivalents	27	2,988	(183,448)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	For the period ended March 31
	2022	2022	2021
ASSETS	(in millions of USD) (i) (ii)	(in millions of ARS; except per share data)
Non-current assets
Investment properties	2,115	234,561	256,038
Property, plant and equipment	61	6,820	5,796
Trading properties	22	2,389	2,298
Intangible assets	28	3,103	3,355
Investment in associates and joint ventures	120	13,325	17,006
Deferred income tax assets	7	722	623
Income tax and Minimum Presumed Income Tax credit	—	25	42
Right-of-use assets	10	1,084	1,134
Trade and other receivables	37	4,097	3,980
Investments in financial assets	9	1,038	1,703
Total non-current assets	2,409	267,164	291,975
Current Assets
Trading properties	3	299	159
Inventories	1	109	101
Income tax credit	1	60	231
Trade and other receivables	107	11,838	11,848
Investments in financial assets	58	6,402	4,426
Derivative financial instruments	—	4	—
Cash and cash equivalents	51	5,687	2,699
Total Current Assets	221	24,399	19,464

TOTAL ASSETS	2,630	291,563	311,439
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Share capital	7	809	657
Treasury stock	—	2	2
Inflation adjustment of share capital and treasury stock	262	29,111	29,087
Warrants	22	2,486	2,487
Share premium	507	56,266	33,703
Additional paid-in capital from treasury stock	2	207	207
Legal reserve	24	2,658	2,241
Special reserve	178	19,746	19,746
Other reserves	(54)	(5,959)	38,151
Retained earnings	113	12,563	(39,843)
Total capital and reserves attributable to equity holders of the parent	1,061	117,889	86,438
Non-controlling interest	76	8,394	29,206
TOTAL SHAREHOLDERS’ EQUITY	1,137	126,283	115,644
LIABILITIES
Non-current liabilities
Trade and other payables	21	2,303	1,939
Borrowings	460	50,935	65,318
Derivative financial instruments	—	—	13
Deferred income tax liabilities	760	84,251	96,106
Lease liabilities	9	947	1,191
Salaries and social security liabilities	1	91	120
Provisions	16	1,727	159
Total non-current liabilities	1,267	140,254	164,846
Current liabilities
Trade and other payables	66	7,312	7,134
Salaries and social security liabilities	5	518	610
Lease liabilities	1	132	77
Borrowings	109	12,037	21,541
Derivative financial instruments	—	22	67
Provisions	2	223	205
Income tax and minimum presumed income tax ("MPIT") liabilities	43	4,782	1,315
Total current liabilities	226	25,026	30,949
TOTAL LIABILITIES	1,493	165,280	195,795
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,630	291,563	311,439

	For the period ended March 31
	2022	2022	2021
OTHER FINANCIAL DATA	(in millions of USD) (i) (ii)	(in millions of ARS; except per share data)
Basic profit / (loss) per common share from continuing operations (1)	0.14	15.42	(13.82)
Diluted profit / (loss) per common share from continuing operations (2)	0.13	14.00	(13.82)
Basic profit from continuing operations per GDS(3)	1.39	154.20	(138.20)
Diluted profit from continuing operations per GDS(3)	1.26	140.00	(138.20)
Basic profit / (loss) per common share	0.14	15.42	(30.91)
Diluted profit / (loss) per common share	0.13	14.00	(30.91)
Basic profit for the period per GDS(3)	1.39	154.20	(309.10)
Diluted profit for the period per GDS(3)	1.26	140.00	(309.10)
Diluted weighted – average number of common shares	890,834,686	890,834,686	578,676,471
Depreciation and amortization	5	579	640
Capital expenditure	23	2,563	3,737
Working capital	(6)	(627)	(11,485)
Ratio of current assets to current liabilities	0.01	0.97	0.63
Ratio of shareholders’ equity to total liabilities	0.01	0.76	0.59
Ratio of non current assets to total assets	0.01	0.92	0.94
Profitability (4)	0.00	0.09	(0.14)
Dividend paid	1	91	3,617
Dividends per common share	0.00	0.11	5.51
Dividends per GDS	0.01	1.12	55.05
Number of common shares outstanding	808,894,532	808,894,532	576,478,838
Capital Stock	809	809	657
 (i) Totals may not sum due to rounding.
(ii) Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of March 31, 2022, which was ARS 111.01 per USD 1.00. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.
(1) Basic net income per share is calculated by dividing the net income available to holders of common shares for the period / year by the weighted average number of shares outstanding during the period / year.
(2) Diluted net income per share is calculated by dividing the net income for the year by the weighted average number of ordinary shares excluding treasury shares.
(3) Determined by multiplying the amounts per share by ten (one GDS is equal to ten common shares). Dividend amounts, corresponding to fiscal years ending on June 30 of each year, are determined by the annual shareholders’ meeting, which takes place in October of each year.
(4) Profitability is determined by dividing profit / (loss) for the period by average shareholders equity.

RISK FACTORS

You should carefully consider the risk factors below before making an investment decision. The risks and uncertainties described below are not the only ones that are relevant to your investment decision. There may be additional risks and uncertainties that we do not know about or that we currently believe are immaterial. Any of the following risks, if they occur, could materially and adversely affect our business, results of operations, prospects and financial condition, and you could lose all or part of your investment.

Risks Relating to Argentina

As of the date hereof, most of our operations and properties are located in Argentina. As a result, the quality of our assets, our financial condition and results of operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include changes to growth rates, inflation rates, exchange rates, interest rates, taxes, foreign exchange controls, government policies, social instability, and other political, economic or international developments taking place in, or otherwise affecting, Argentina.

The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and operating results, and, because of changing conditions, we cannot accurately predict its ultimate impact on our results of operations.

In December 2019, a novel strain of COVID-19 was first identified in Wuhan, China by the World Health Organization (the “WHO”), which in March 2020 formally characterized the outbreak as a pandemic.

As a response, the Executive Branch of the Argentine government issued Decree No. 260/2020 on March 12, 2020, which declared a public health emergency for a period of one year (currently extended until December 31, 2022) and established a mandatory quarantine, which was extended several times.

The outbreak of COVID-19 rapidly spread across the globe in 2020 and is continuing to disrupt worldwide economic activity. Countries around the world, including across Latin America, have adopted extraordinary measures to limit the spread of COVID-19, including, among others: mandatory quarantine, travel restrictions and bans, closure of external borders, restrictions on public gatherings, the closing of public and private institutions, social distancing requirements, closure of non-essential businesses, stay-at-home advisories and orders, price controls, and the prohibition of dismissals without cause. The degree of containment of the virus, and the recovery of travel, has varied by country. During the recovery period, there have been instances where cases of COVID-19 have started to increase again after a period of decline, which has in some cases impacted the recovery of the economy in certain countries. COVID-19 has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to recession and further reduction in consumer or business spending, which may negatively impact the timing and level of the ultimate recovery in consumer demand.

In order to mitigate the economic impact of the COVID-19 pandemic, mandatory lockdown and the shutdown of non-essential businesses, the Argentine government adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession.

Some of the measures adopted by the Argentine government may adversely affect the business and financial condition of companies operating in the industry in which we operate. These temporary measures include the issuance of stay-at-home orders, closure of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others. These measures have required, among other things, that we shut down our shopping mall properties from March 20 until October 14, 2020 and again from April 15, 2021 until June 14, 2021, resulting in lower rental revenue from our shopping mall clients whose rent payments are based in part on sales revenue.

On September 16, 2021, the government of the City of Buenos Aires announced plans for the gradual lifting of restrictions in the City of Buenos Aires, which were followed by the Argentine government through the issuance of Decree No. 678/2022, of October 1, 2021. As of the date hereof, different activities ranging from social gatherings to commercial and gastronomical activities are no longer restricted. For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results—The Ongoing

COVID-19 Pandemic” in our Annual Report. Although these measures may help lessen the economic impact on the Argentine economy, they may have a negative impact on our business and operating results. We have also been required to keep the DirecTV Arena stadium closed throughout the entire 2021 fiscal year. Additionally, we face various risks arising from the economic impact of the pandemic and government measures, which are difficult to predict accurately, such as:

●
consumer spending has sharply dropped, and its persistence may lead to a change in consumer habits and a trend in favor of e-commerce, which would translate into lower attendance at shopping malls or public places, thus adversely affecting our tenants’ ability to generate income and cause defaults on or termination of leases;

●
the effects of the COVID-19 pandemic could cause an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their lease payment obligations. This situation could cause a reduction in our rental income and negatively affect our financial situation;
●
an extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID-19 pandemic; and

●
COVID-19 poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot cover all future scenarios, which are uncertain, and we may experience a loss of productivity or a delay in the deployment of certain strategic plans.

We are continuously monitoring the impact of the ongoing COVID-19 pandemic on our Company. The ultimate impact of the pandemic on our business, operating results and financial condition remains highly uncertain and will depend on future developments beyond our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate its economic impact. To the extent that the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described herein.

Any prolonged restrictive measures put in place in order to control a new outbreak of contagious diseases or other adverse public health development may have a material and adverse effect on our business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve (and potentially spread) in Argentina during 2022 due to new outbreaks and new strains of the virus that have appeared simultaneously with the advance of the vaccination campaign, nor anticipate what additional restrictions governments of those countries or other countries may impose. To the extent that COVID-19 adversely affects our business and financial results, it may also exacerbate many of the other risks described in this “Risk Factors” section.

Notwithstanding the foregoing, the outbreak of any novel strain of coronavirus and its impact on the demand for our products and the financial markets, among other factors, will be key issues in determining the duration and depth of the economic crisis in Argentina and worldwide, as well as our strategy, financial situation and results of our operations.

We depend on macroeconomic and political conditions in Argentina

Our financial condition and operating results depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, Argentina’s economy grew in 2017 and 2021, but contracted in 2018, 2019 and 2020. Several factors have impacted the Argentine economy in recent years, and may continue to impact it in the future, including, but not limited to, inflation rates, exchange rates, commodity prices, public debt, amendments to the tax regime, trade and fiscal balances, government policy, the international context and further developments of the COVID-19 pandemic.

In the past three years, Argentina’s gross domestic product (“GDP”) contracted 2.5% in 2018, 2.2% in 2019 and 6.5% in 2020, while in 2021 it increased 10.3%. On September 17, 2021, the Argentine Treasury announced that it expected the GDP to grow 4% in 2022 and the fiscal deficit to reach 3.3%, both figures higher than previously forecast.

We cannot assure you that the Argentine government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or operating results. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or operating results.

Furthermore, the Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable rate of inflation, national employment levels and the economic condition of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions:

●
according to the recent data published by the Instituto Nacional de Estadística y Censos (the National Statistics and Census Institute of Argentina, the “INDEC”), in 2022, for the year ended December 31, 2021, Argentina’s real GDP increased by 10.3% compared to the same period in 2020, mainly due to a recovery of economic activity after an atypical 2020 which was severally impacted by the COVID-19 pandemic. Argentina’s performance has depended to a significant extent on high commodity prices, which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine government and the private sector;

●
continued increases in public expenditures have resulted and could continue to result in fiscal deficit, affecting economic growth;

●
inflation remains high and may continue at those levels in the future, while regulated tariffs may lag behind;

●
investment as a percentage of GDP remains too low to sustain the growth rate of the past decades;

●
protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy;

●
energy or natural gas supply by generators may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption, mostly at peak demand such as in the winter season;

●
unemployment and informal employment remain high, which could potentially impact our results and operations; and

●
the Argentine government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

In addition, the value of the peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to Communication “A” 3500 of the Banco Central de la República Argentina (the Argentinian Central Bank, the “Argentine Central Bank”), the peso/U.S. dollar exchange rate was ARS102.75 per USD 1.00 as of December 31, 2021, which corresponds to a devaluation of the peso of approximately 22.1% from its value of ARS84.15 per USD 1.00 on December 31, 2020, compared to 40.5%, 58.9% and 102.2% in the years ended December 31, 2020, 2019 and 2018, respectively.

As a result of the peso’s increased volatility, the Argentine government and the Argentine Central Bank have implemented several measures to stabilize its value, including, among others, stronger exchange regulations, an increase in short term interest rates and the sale of foreign currency reserves made by the Argentine Central Bank. The continued devaluation of the peso during the past years has had and continues to have a negative impact on the payment of foreign currency denominated debts by local private sector debtors to unrelated foreign entities, and has also led to an increase in inflation, which in turn has had a direct impact on real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt commitments. Any further depreciation of the peso or of our ability to acquire foreign currency could have a material adverse effect on our financial condition and operating results.

We cannot predict whether and to what extent the value of the peso could depreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. However, pursuant to its survey of consumer expectations (Relevamiento de Expectativas del Mercado) as of April 2022, the Argentine Central Bank estimated the following inflation targets for the years 2022, 2023 and 2024: 65.1%, 50.5% and 43,7%, respectively.

Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow, which could have an adverse effect on economic activity in Argentina, adversely affecting, in turn, our business and operating results. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to make payments abroad, as well as to comply with any other obligation denominated in foreign currency.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias or “PASO,” per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections for senators and representatives, took place in September 12, 2021. In these elections, Frente de Todos, the governing party coalition, obtained 24.66% of the votes for the City of Buenos Aires, and 33.64% in the Province of Buenos Aires, while Juntos por el Cambio, the opposition coalition, obtained 48.19% of the votes in the City of Buenos Aires and 37.99% in the Province of Buenos Aires. After the defeat in the PASO elections, there was a renewal of the Cabinet.

Subsequently, on November 14, 2021, legislative elections were held, renewing 151 seats in Congress. As a consequence, after December 10, 2021, the Argentine Congress was composed as follows: (i) in the Chamber of Representatives: 116 seats were granted to Juntos por el Cambio, 118 to Frente de Todos, and 23 seats for independent parties; and (ii) in the Senate: 31 seats were granted to Juntos por el Cambio, 35 seats to Frente de Todos and 6 seats to independent parties.

We cannot assure you that developments in Argentina will not affect macroeconomic, political, regulatory or social conditions in the country and, consequently, affect our business, result of operations and financial condition.

We cannot predict the effects that changes in economic policies, laws and regulations adopted in recent years by the Argentine government may have on the economy.

The Macri administration took office in December 2015 and immediately implemented significant economic and political measures, ranging from: (i) lifting foreign exchange restrictions; (ii) eliminating certain energy subsidies and ordering a substantial increase in the price rate of energy supply; (iii) restored the credibility of the INDEC; (iv) reduction of foreign trade controls; (v) settlement of bondholder claims, among others described in more detail below.

On June 29, 2016, the Argentine Congress enacted the Programa de Reparación Histórica para Jubilados y Pensionados (Historical Reparation Program for Retirees and Pensioners). This program included (i) payments to more than two million retirees and retroactive compensation for more than 300,000 retirees and (ii) the creation of a universal retirement fund for the elderly, at a total cost of approximately ARS122,000 million.

In December 2017, the Argentine Congress approved a tax reform law. Such reform was intended to eliminate certain inefficiencies in the Argentine tax system, such as curbing tax evasion, expanding the tax base and encouraging investment. All of it was done with the long-term goal of restoring fiscal balance by creating new taxes or increasing contribution rates existing at that point in time.

In November 2017, the Argentine Congress passed Law No. 27,401, establishing a system of criminal liability of corporate entities for criminal offenses against the public administration, and national and cross-border bribery committed, among others, by their shareholders, legal representatives, directors, managers or employees. Pursuant to this, any convicted legal entity would be subject to various sanctions, including a fine of between 1% and 20% of their annual gross income and partial or total suspension of their activities for up to 10 years. In addition, the law extended Argentine criminal jurisdiction to all cases of bribery, including those committed outside Argentine territory by citizens or companies with domicile or headquartered in Argentina.

In early September 2018, the Argentine government announced a series of measures in relation to the loan agreement previously approved by the International Monetary Fund (the “IMF”) and implemented changes in the country’s monetary policy, which reduced the amount of pesos that would be issued, which in turn would relieve pressure on the foreign exchange market and on the inflation rate. Regarding fiscal policy, the government also reinstated export tariffs on wheat and corn, and a blanket tariff on all other exports.

Following the results of the primary elections held in August 2019, the Argentine government adopted certain exceptional measures to alleviate the tension in both, the financial and foreign exchange markets, which included:

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20% increase in minimum wage and the implementation of special deductions for retirees and formal employees, together with an increase in the income threshold for income taxes;

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the exemption from paying employee and tax contributions for monotributistas (small contributors);

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a temporary increase in the amount of social benefits granted by the State;

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adopting a 10 year tax deferral for small and medium-sized companies, as well as for independent workers and monotributistas (small contributors);

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freezing gas price for a period of 90 days.

The fiscal cost of all the above measures was estimated in more than ARS 40,000 million.

In addition, to help mitigate and reduce the economic impact of the Covid-19 pandemic, the Argentine government imposed temporary measures that included, among others:

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the closure of businesses considered non-essential, such as shopping malls;

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the prohibition of employee dismissal without just cause;

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the suspension of employment contract by employer; and

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rate freezing for public services.

Furthermore, the Argentine government approached the application of grain exports withholdings by means of Decree No. 789/2020, which entered into force on October 6, 2020. Such decree reduced the export withholdings on the export of soybeans and their main derivatives for a period of 3 months.

We have no control over the implementation of reforms that may be proposed by the Argentine government, nor can we assure you that these reforms will be implemented at all or in a manner that benefits our business. The failure of these measures to achieve their intended objectives could adversely affect the Argentine economy and our business, financial condition and results of operations.

Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and operating results.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and operating results.

According to data published by the INDEC, Consumers Price Index (“CPI”) rates for 2021 and 2020 were 50.9% and 36.1%, respectively. The Argentine government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline, have affected prices, creating additional inflationary pressure. If the value of the peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates is to be expected.

High inflation rate affect Argentina’s foreign competitiveness by diluting the effects of the peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the Argentine government to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our operating results, adversely affecting our ability to finance the working capital needs of our businesses on favorable terms, and it could adversely affect our operating results.

In recent years, the Argentine government has taken certain measures to curb inflation, such as implementing price controls and limiting wage increases. We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernández administration to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and operating results.

The depreciation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses whose success depends on domestic market demand, and also adversely affect the Argentine government’s ability to honor its foreign debt obligations. A significant appreciation of the peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness. Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues in real terms.

 A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.

As of July 1, 2018, the peso qualified as a currency of a hyperinflationary economy and we were required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our operating results and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies,” the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. In June 2018, however, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 be restated for inflation in accordance with IAS 29.

During the first three fiscal years beginning after January 1, 2018, tax indexation is applicable if the variation in the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. The result of tax indexation was assigned as follows:

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year ended June 30, 2019: one third in that same year and the remaining two thirds in equal parts in the following two years.

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years ended June 30, 2020 and 2021: one sixth that same year and the remaining portions in equal parts in the five following years.

In fiscal year 2022, the tax indexation will be applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the result of tax indexation is fully assigned to the fiscal year in which it originated.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, operating results and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. In 2019, national public sector expenditures increased by 44.3% and government reported a primary fiscal deficit of 0.44% of GDP. In 2020, national public sector expenditures increased by 47.0%, to 24.5% of GDP, and the government reported a primary fiscal deficit of 6.5% of GDP, in part due to theimpact of the COVID-19 pandemic. In 2021, primary expenditures recorded by the National Treasury showed a 49.6% year on year increase, with a 8.6% increase of GPD. Regarding the year 2022, the GDP is expected to increase 4%, with a 3.3% primary deficit. Notwithstanding the foregoing, the current administration has manifested that it will continue to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase. Additionally, the economic impact of the COVID-19 pandemic, the nationwide lockdown and the defeat in the legislative elections of October 2021 may also require the Argentine government to continue to increase public spending.

The Argentine government’s ability to access the long-term financial markets to finance such increased spending is limited, given the high levels of public sector indebtedness. The inability to access the capital markets to fund its deficit or the use of other sources of financing may have a negative impact on the economy and, in addition, could limit the access to such capital markets for Argentine companies, which could adversely affect our business, financial condition and operating results.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

The Argentine government has defaulted on its sovereign debt instruments in the past, in 2001/2002 and again recently in 2019/2020, and may default on its sovereign debt instruments in the future. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, companies in the country’s private sector may also have difficulty accessing international financing, at reasonable costs or at all.

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into a “stand-by” arrangement for a USD 57.1 billion principal amount with a 36-month maturity. As of the date hereof, Argentina has received disbursements under the agreement totaling USD 44.8 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Shortly after taking office, the Fernández administration also initiated negotiations with creditors in order to restructure the country’s current Peso- and U.S. dollar-denominated public debt. In this context, on February 5, 2020, the Argentine Congress passed Law No. 27,544, pursuant to which the sustainability of the sovereign debt was declared a national priority, authorizing the Ministry of Economy to renegotiate new terms and conditions with Argentina’s creditors within certain parameters.

During March 2020, the Argentine government initiated discussions with various groups of creditors to discuss a path for Argentina’s debt sustainability. With respect to Argentina’s international bonds, in April 2020, the Argentine executive branch approved the restructuring of certain eligible global bonds issued under foreign laws for up to USD 65 billion. On August 31, 2020, the Argentine government announced that it had obtained the consents required to exchange 99% of the aggregate principal amount outstanding of all series of eligible bonds, following which the exchange was consummated.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the USD 2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement Argentina had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, the Treasury Minister Martin Guzman (the “Treasury Minister”) announced that the Argentine government had obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. The understanding provides that the Argentine government will have until March 31, 2022 to reach a restructuring agreement with the Paris Club members, which was further extended until July 31, 2022.

In addition, in June 2018, the Argentine government and the IMF signed a three-year, USD 50 billion loan agreement, as further amended to USD 57.1 billion through 2021. Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF to renegotiate the agreement.

On January 28, 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine government reached a staff-level agreement with the International Monetary Fund (the “IMF”) and a bill was sent to the Argentine Congress.

As a consequence, on March 11, 2022, the lower house of the Argentine Congress passed and sent to the Senate the bill that supports the agreement between Argentina and the IMF; which was approved by the Senate on March 17, 2022 and by the IMF’s Board of Directors on March 25, 2022.

The following aspects of the agreement with the IMF stand out: (i) a cut in the primary fiscal deficit, which by 2022 would reach 2.5% of the GDP; (ii) the disbursement of USD 9,656 million pursuant to strengthening the Argentine Central Bank’s monetary reserves; (iii) contemplation of a reduction in tariff subsidies, which would imply adjustments of approximately 60% on public services; and (iv) a 10 year repayment, with a grace period of 4 years and 6 months; therefore, Argentina shall begin repayment on the loan no earlier than the year 2026.

Regarding the destination of the funding received pursuant to the agreement with the IMF, it has been stated that it will be primarily used for the cancellation of maturities for an amount of 2,800 million provided for in the “stand-by” arrangement for a USD 57.1 billion principal amount with a 36-month maturity entered by the Argentine government and the IMF in 2018.

Notwithstanding the above, as a consequence of the continuous negotiations, on April 22, 2022, the Argentinian Treasury Minister Martín Guzmán held a meeting with the Director of the IMF, Kristalina Georgieva, pursuant to the maturities that would operate on March 2022. Pursuant to such meeting, both parties agreed to maintain the economic goals established in the agreement approved by the Argentine government and the IMF.

On the other hand, and once the first review and approval by the IMF has taken pace, the second disbursement for a total of USD 4,155 million would be executed at the end of June, 2022.

We cannot assure whether the Argentine government will be successful in future negotiations with the IMF, which could affect its ability to implement reforms and public policies and boost economic growth, nor can we predict the impact of the result that renegotiation will have on Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures, and any future measures taken by the government on the Argentine economy as a whole, remains uncertain.

On June 24, 2021, Morgan Stanley Capital International (“MSCI”), in its market classification report, announced the reclassification of Argentina from the “Emerging Markets” category to the to the “Standalone” or “Independent” category, going into effect as of November 2021, thus being excluded from the MSCI indexes. The “Standalone” classification is reserved for those countries that have accessibility barriers to foreign investors, political tensions, small capital markets and poor economies or that lack adequate regulations. According to MSCI the main reason for this decision lied in the prolonged reinstatement of exchange controls, which have been in force since September 2019 and are not in line with the accessibility criteria of the MSCI Emerging Markets index.

It is known that during periods of uncertainty in international markets, investors generally choose to invest in high quality assets over emerging market assets. As a result of the reclassification, several Argentine companies suffered a negative impact on the price of their shares, and may face greater difficulties in obtaining financing in the future. This has caused an adverse impact on the Argentine economy and could continue to adversely affect the country's economy in the near future.

Foreign shareholders of companies operating in Argentina have filed lawsuits against the country, which have resulted or could result in arbitration awards and/or other court orders against Argentina and its assets, restricting its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a series of lawsuits were filed with the International Center for Settlement of Investment Disputes (“ICSID”) against Argentina. The claimants alleged that the economic emergency measures were inconsistent with the standards of fair and equitable treatment established in various bilateral investment treaties to which Argentina was a party at the time.

Such claimants have also brought forth claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and the rules of the International Chamber of Commerce (“ICC”). As of the date hereof, there is no certainty that Argentina will succeed in having these cases dismissed, or that if any award is favorable to the claimants, that Argentine will be able achieve the annulment of such awards.

Furthermore, any claims pending before ICSID and other arbitral tribunals could give rise to new awards against Argentina, which could have an adverse effect on our ability to access credit or the international markets.

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and operating results.

The peso suffered important fluctuations during the last four years: it lost more than 102% of its value with respect to the U.S. dollar in 2018 and approximately 58.9% in 2019, 40.5% in 2020 and 22.1% in 2021. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our business and our operating results, including as measured in U.S. Dollars.

On September 1, 2019, certain exchange controls and restrictions were reinstated in order to control the volatility in the currency exchange rate. Such exchange controls and restrictions regulate, among others, the purchase of external assets for residents in Argentina, the payment of financial debts outside the Argentine borders, the payment of dividends, the payment of imports of goods and services, the obligation to repatriate and settle the incomes from exports of goods and services, and the obligation to refinance cross-border financial debts. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Argentine Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our Notes.

On the other hand, a significant appreciation of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our operating results, our ability to repay our debt within its maturity, as a result of the overall effects of the weakening of the Argentine economy.

The peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to further fluctuation in the future. A depreciation of the Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Peso amount of our trade liabilities and financial debt denominated in foreign currencies. The depreciation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities, and the financial industry, and adversely affect the Argentine government’s ability to honor its foreign debt obligations.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the peso is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and operating results.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business, financial condition and operating results.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

In the past, the Argentine government has increased state intervention in the economy, including through expropriation and nationalization measures, price controls and exchange controls and restrictions on capital flows. For example, in 2008 the Fernández de Kirchner administration nationalized and replaced the former private pension system with a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES,” per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which could previously be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance, and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each meeting of the board of director and provide related documentation.

Also, in April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, which at the time was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the total outstanding equity of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled USD 5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

Additionally, in June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin S.A.I.C (“Vicentin”) under which the national public administration would take control of 51% of Vicentin, which was in creditor competition as a result of the company’s ARS 350 million debt with the state-owned Banco de la Nación Argentina, with a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the Civil and Commercial Court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original Board of Directors to office for 60 days and to give observer status to the interventors appointed by the administration of Alberto Fernández.

In 2020, as a result of the public health emergency declared by the Argentine government due to the ongoing COVID-19 pandemic, several measures have been adopted to limit the impact on the Argentine economy, including freezing rent prices and public services tariffs, and the prohibition of work dismissals, among others.

 As for taxes, the Government regulated the “Ley de Aporte Solidario y Extraordinario” to mitigate the effects of the pandemic (Law No. 27,605) - also known as “aporte de las grandes fortunas o impuesto a las riquezas” (“contribution of the great fortunes or wealth tax”). It established a one-time contribution of a rate starting at 2% of the assets of individuals who have declared more than ARS 200 million in assets. The contribution will rise up to 3% in the case of assets of between ARS 800 million and ARS 1,500 million; will be extended up to 3.25% for those between ARS 1,500 million and ARS 3,000 million; and those who exceed that value will be taxed at 3.5%. The number of taxpayers covered by the regulations is estimated at 12,000.

Decree No. 42/2021 also empowered the Federal Administration of Public Revenue (AFIP) to be in charge of “implementing the information regimes for the purpose of collecting data” and thus prevent tax evasion operations. In this sense, when the law was sanctioned and promulgated, some businessmen with large assets threatened to start a fiscal rebellion.

Historically, actions of the Argentine government concerning the economy, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of foreign currency, have had a substantial adverse effect on Argentina’s economic growth.

It should be noted that on April 18, 2022, the Treasury Minister, announced that in the near future a bill would be sent to Congress pursuant to the creation of a new tax that taxes “extraordinary income” accrued by those sectors that have earned net taxable profits greater than ARS 1,000 million in 2022, profits that should also have increased significantly compared to those earned in 2021. Notwithstanding the foregoing, the Treasury Minister also announced that the bill would include a reduction in the tax rate if such net profits are channeled into productive investments.

Finally, in February 2022, an amendment to Law No. 27,541, which in the year 2020 amended the national Rent Act, was proposed by a member of the Argentine House of Representatives. As of this date, we cannot foresee what are the implications that such amendment may have in the field of Real State in the event that it is enacted.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets and Argentina’s commercial and diplomatic relations with other countries. If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, operating results and financial condition could be adversely affected.

The Argentine government may mandate salary increases for private sector employees and/or additional benefits, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specific benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Most industrial or commercial activities are regulated by a specific collective bargaining agreement that groups together companies by industry and trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity and/or each company negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. Parties are bound by the final decision once it is approved by the labor authority andmust observe the established salary increases for all employees that are represented by the respective union and to whom the collective bargaining agreement applies. Moreover, through Decree No.11/2021, a staggered increase of the minimum salary was approved as follows: (i) September 1, 2021, ARS31,104.00 for all full-time monthly workers and ARS155.52 per hour for day laborers; (ii) October 1, 2021, ARS32,000.00 for all full-time monthly workers and ARS160.00 per hour for day laborers; and (iii) February 1, 2022, ARS33,000.00 for all full-time monthly workers and ARS165.00 per hour for day laborers. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019 doubled legally-mandated severance pay for termination of employment, which was extended by Decree No. 39/2021 until December 31, 2021, although with a cap of ARS 500,000. Decree No. 34/2019 was enacted due to the economical emergencyand the increase of the unemployment, and its aim was to dissuade employers to dismiss personnel. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No. 624/2020 and finally, through Decree 266/21, extended it until May 31, 2021. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase of ARS3,000 for all employees in January 2020, and an additional amount of ARS1,000 in February 2020 (total ARS4,000 effective as of February 2020).

Additionally, on August 14, 2020, the Argentine government passed Telecommuting Law No. 27,555. The law sets forth minimum legal and labor requirements for companies that allow for telecommuting, including expanded employees’ rights.

It is possible that the Argentine government could adopt measures mandating further salary increases or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, operating results and financial condition.

Property values in U.S. dollars in Argentina could decline significantly.

Property values in U.S. dollars are influenced by multiple factors that are beyond our control, such as a decreased demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value in U.S. dollars of real estate properties. We cannot assure you that property values in U.S. dollars will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value in U.S. dollars of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value in U.S. dollars.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions, and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

In the past, the Argentine government has increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine government significantly curtailed access to the official foreign exchange market and, as a result, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate.

On September 1, 2019, the Argentine Central Bank issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems.

Such Communication was issued in response to the publication of Decree No. 609/2019, pursuant to which the Argentinian government implemented foreign exchange regulations until December 31, 2019. Furthermore, Decree No. 609/2019 sets forth the obligation to convert the value of goods and services exported into pesos in the local financial system, in accordance with terms and conditions established by the Argentine Central Bank.

Additionally, on December 5, 2019 the Argentine Central Bank issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish).

Among other restrictions, Communication “A” 6,844 requires prior authorization from the Argentine Central Bank for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the Argentine Central Bank if the debts exceed USD 2 million per month. Central Bank authorization is also required for payments of services with related parties abroad. Prior authorization from the Argentine Central Bank is required for the “constitution of foreign assets” (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the Argentine Central Bank for the “formation of foreign assets,” family aid and the granting of guarantees in derivative transactions, when those items exceed USD 200 per calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market any new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication “A” 6,844 also requires companies to obtain prior authorization from the Argentine Central Bank before transferring profits and dividends abroad, as a general rule.

Likewise, Communication “A” 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication “A” 6,844, would remain in full force and effect as from December 31, 2019.

On June 2020, the Argentine Central Bank issued Communication “A” 7,030, through which it established that for the purpose of accessing the exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have required the prior consent of the Argentine Central Bank unless it had an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country was deposited in accounts in financial institutions and that it did not have liquid external assets available; and (ii) undertook to liquidate on theexchange market, within five working days of its making available, those funds that it received abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds had been acquired after May 28 2020.

On the other hand, Communication 7,030 provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), when accessing the market for the payment of imports of goods or for the cancellation of debts arising from the import of goods, the Argentine Central Bank must have pre-approved the transaction unless the entity had: (i) a customer’s affidavit stating that the total amount of payments associated with its imports of goods during 2020 did not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allowed any such entity to verify compliance with the remaining requirements established for the operation by the exchange regulations.

On March 18, 2021, the Argentine Central Bank issued Communication “A” 7,239 extending the restrictions on access to the foreign exchange market for payments of imports of goods or the cancellation of principal of debts arising from the imports of goods and the cancellation of capital services of financial indebtedness with related counterparties provided for in Communication “A” 7,030 and complementary.

As for transactions corresponding to foreign market outflows, the Communication resulted in the amendment from 30 to 90 days the period within which (i) no sales of securities with liquidation in foreign currency or transfers thereof to foreign entities shall have been concluded in the country, and (ii) sales of securities with liquidation in foreign currency or transfers thereof to entities abroad shall not be arranged in the country, in this case, counted from the moment the foreign market was accessed.

Furthermore, and pursuant to the provision of the Argentine Central Bank, the CNV issued General Resolution No. 861/2020 which aimed to facilitate the refinancing of debts by means of the capital market. Pursuant to that, whenever the Company chooses to refinance liabilities by means of an exchange offer or by subscription with negotiable obligations, in both cases in connection with negotiable obligations previously issued by IRSA and placed as part of a private offer and/or with preexisting credits, the requirement of placement under a public offer shall be considered fulfilled.

Such requirements shall be considered to be fulfilled whenever a new issuance is subscribed under such provisions by creditors of the Company, whose negotiable obligations without public offering and/or preexisting credits, represent a percentage not exceeding 30% of the total amount effectively placed. Furthermore, the remaining percentage shall be subscribed and paid with cash or in kind by delivering any negotiable obligations originally placed under public offer or by providing other securities with public offering, listed and/or traded in markets authorized by CNV, issued or released by the same company, by people with domicile in the country or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, as provided by Decree No. 862/2019 or any such decree that in the future replaces it.

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to March 31, 2021. In this sense, the Argentine Central Bank gave access to companies for up to 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 856/2020 of the CNV established a 15-day “parking” requirement for both transfers of securities from local accounts abroad.

On January 11, 2021, by means of Resolution No. 878/21, the CNV reduced the minimum holding period to one business day, both for transactions involving securities with liquidation on foreign currency in the local market and also for liquidation of securities transactions from foreign to local depositaries.

On July 12, 2021, by means of General Resolution No. 895/21, the CNV instituted that the minimum holding period would be 2 business days, both to carry out operations for the sale of securities with settlement in foreign currency in the local capital market, as well as to be applied to the settlement of operations in foreign currency negotiated in the local capital market any negotiable securities transferred from depositories abroad to depositories in Argentina.

On October 5, 2021, by means of General Resolution No. 907/21, the CNV ordered the application of a limit or maximum amount of negotiable securities at the end of each week of operations in the segment of concurrence of offers with time-price priority, current to such date, to fixed-income negotiable securities denominated in US dollars and issued under local law; as well as imposing as a requirement having made no sales with settlement in foreign currency, in the segment of concurrence of offers with price-time priority, of negotiable securities denominated and payable in US dollars, issued by the Argentine Republic under local law, in the previous 30 days and promising not to do so in the subsequent 30 calendar days.

Additionally, by means General Resolution No. 911/21, dated November 15, 2021, the CNV stated that the total sales with settlement in foreign currency may not exceed 50,000 nominals at the end of each week. Subsequently, by means General Resolution No. 923/22, the provisions set forthin CNV General Resolution No. 907/21 and No. 911/21 were repealed; therefore, the weekly limitation pursuant to the amount of marketable securities sold with settlement in foreign currency was lifted.

As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the Argentine Central Bank in the context of the exercise of its powers, it must be clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Argentine Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106 and its amendments. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration before or on December 31, 2020 was submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and March 31, 2021, the plan should have been submitted at least 30 calendar days prior to the maturity of the principal to be refinanced. This implied a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, insofar as non-compliance would bring the application of the foreign exchange criminal law against the members of our Board of Directors.

Furthermore, on February 22, 2021, the Argentine Central Bank decided to extend the refinancing plans (point 7 of Communication “A” 7,106, which expired on March 31, 2021). Thus, it established that the provisions of point 7 mentioned would be applicable to those who registered capital maturities scheduled between April 1 of 2021 and December 31, 2021 for the debts detailed therein (extended by means of Communication “A” 7,272 modifying both Communications “A” 7,106 and 7,230). The refinancing plan had to be submitted to the Argentine Central Bank by March 15, 2021 for capital maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it had to be submitted at least 30 calendar days before the maturity of the capital to be refinanced, which implied a risk to obtain financing for new productive projects. As a result, there could be an increase in corporate bond spreads. Specifically, the obligation to renegotiate was maintained, although the minimum from which the monthly maturities had to be rescheduled was raised from USD 1 million to USD 2 million and frees from this requirement companies which had restructured their debts under the same indication of the Argentine Central Bank throughout 2020 and which faced the maturities of these reschedulings through 2021. Additionally, the debts originated in the year 2020 that had been paid and settled were not reached either.

On August 13, 2021, through Communication “A” 7,340, the Argentine Central Bank incorporated as point 4.3.3. of the rules on “Foreign and exchange”, that transactions for the purchase and sale of securities carried out with settlement in foreign currency would have to be paid for by one of the following mechanisms: (a) by transfer of funds to and from sight accounts in the name of the client in local financial institutions; and (b) against wire on bank accounts in the name of the customer with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force (“FATF”) are not applied, or are not sufficiently applied. In no case is the settlement of these operations allowed by payment in foreign currency notes, or by depositing them in custody accounts or in third-party accounts. On December 9, 2021, through Communication “A” 7416, the Argentine Central Bank decided to extend the foreign exchange restrictions until June 30, 2022.

On December 16, 2021, through Communication “A” 7,422, the Argentine Central Bank released the consolidated text of “Exterior y Cambios” (Foreign Trade and Exchange) (the “Consolidated Text”) which replaced Communications “A” 7,327, 7340, 7348, 7374, 7375, 7385, 7401, 7408, 7416 and 7420 together with Communication “B” 12,082. In addition, and in connection with the Covid pandemic, changes were made to articles 3.8.5. and 4.3.2. of the regulations “Servicios financieros en el marco de la emergencia sanitaria dispuesta por el Decreto N° 260/2020 Coronavirus (COVID-19)” pursuant to Communications “AA” 7,342 and 7,398 of the Argentine Central Bank.

Additionally, there are further restrictions, including a new tax (impuesto solidario) on certain transactions involving the purchase of foreign currency by Argentine residents. As a consequence of the deepening of exchange controls, the difference between the official exchange rate and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital markets increased during 2021, creating a gap of approximately 92.56% between what is known as the blue chip swap (BCS) rate and the official exchange rate as of December 31, 2021.

As of the date herof, the exchange controls remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and operating results. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the Argentine Central Bank regulations previously mentioned, especially when it has highly diversified and retail creditors.

The Company has several dollar-denominated maturities payable in dollars that are affected by these measures, which are detailed below:

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IRSA CP Series II, for a nominal value of USD 360,000,000, at a fixed rate of 8.75%. The principal payment will be on March 23, 2023; and

The following maturities were included in a previous transaction related to the Communication “A” 7,106:

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IRSA Series I Notes for a nominal value of USD 3,060,519, at a fixed rate of 10%. The principal payment will be on March 1, 2023;
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IRSA Series VIII Notes for a nominal value of USD 31,679,760, at a fixed rate of 10%. The principal payment will beamortized in 3 annual installments: 33% of the capital on November 12, 2021, which was paid; 33% of the capital on November 12, 2022; and 34% of the capital on the maturity date; and
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IRSA Series IX Notes for a nominal value of USD 80,676,505, at a fixed rate of 10%. The principal payment will be on March 1, 2023.

The Argentine economy could be adversely affected by economic developments in other markets worldwide.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, is having a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide.

On October 2018, Jair Bolsonaro was elected president of Brazil, Argentina’s largest export market and the principal source of imports. Mr. Bolsonaro has libertarian, conservative and nationalist tendencies and assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the economic measures it implements can have great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. was the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden was declared president. Mr. Biden became the 46th president on January 20, 2021. We cannot predict how any measures adopted by the Biden administration may affect Argentina, nor the effect that the any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which was expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. In October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the EU and MERCOSUR due to concerns over the environmental policy of the Jair Bolsonaro government.

Changes in social, political, regulatory and economic conditions in other countries or regions, or in the laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All of these factors could have a negative impact on Argentina’s economy and, in turn, our business, financial condition and results of operations.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, ability to access credit and the international capital markets, financial condition and operating results, which is likely to be more severe on an emerging market economy, such as Argentina. This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

Additionally, in February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, the conflict in Ukraine, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the EU and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein and may result in compliance and operational challenges for the Company. For more information regarding Russia’s invasion, please see “The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition” below.

As a consequence of the above, the effects of an economic crisis cannot be predicted. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on our business, financial condition and operating results. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition

On February 24, 2022, the President of Russia, Vladimir Putin, announced a military operation in the eastern Donbas region of Ukraine and began a full-scale invasion of the country.

The invasion received widespread international condemnation, with worldwide protests against the Russian invasion of Ukraine. The United States, the United Kingdom and other countries of the European Union imposed economic sanctions on Russia—such as the exclusion of certain Russian banks from the SWIFT financial system, airspace restrictions, export restrictions of Russian oil and gas, among others—which could eventually affect the supply of oil and gas from this country, and trigger higher inflation and market shocks.

Actual and threatened responses to Russia’s invasion, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain commodities, such as oil and natural gas, and may have collateral impacts, including increased volatility, and cause disruptions to the availability of certain commodities, commodity and futures prices and the supply chain globally. Rising wheat prices have raised tensions in countries like Egypt, which rely heavily on wheat exports from Russia and Ukraine, and sparked fears of social unrest. On the other hand, Russia is the second largest oil exporter in the world andthe largest producer of natural gas, causing the world oil prices jumped over USD 110 per barrel, and the cost of natural gas reached a new record high in Europe. In this sense, in Argentina, the natural gas supply for this next winter may be affected, with negative effects on the energy generation, especially for industries. The shortage on natural gas may adversely affect our generation dispatch assets.

Although up to the date hereof the conflict is regional in nature, the possible involvement of other member countries of the North Atlantic Treaty Organization could result in a transnational conflict, which could significantly affect the world economy and Argentina and, therefore, our operational results. Volatility in oil and other commodity prices may adversely affect the Argentine economy and our business. The materialization of some or all of these risks, as well as the events that arise in the main regional partners, including the member countries of Mercosur, could have a material negative effect on the Argentine economy, on the interest of investors in Argentine companies, and, indirectly, on our business and operational results.

The decline in international prices of Argentina's main commodity exports could affect the Argentine economy and have a negative effect on our business, financial condition and results of operations.

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of rising prices for Argentina's commodity exports. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, mainly soybeans. This dependence has made the Argentine economy more vulnerable to fluctuations in commodity prices. Furthermore, a continuous decline in international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenue and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, operating results and financial condition.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations, there can be no assurance that such policies and procedures will be sufficient. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizationsand licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, operating results and financial condition. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Risks Relating to our Business

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Recently, as a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina—The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation.”

We cannot assure you that new disease outbreaks or health hazards (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and our results of operations.

We are subject to risks inherent in the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

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declines in lease prices or increases in levels of default by our tenants due to economic conditions;

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increases in interest rates and other factors outside our control;

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the accessibility and attractiveness of the areas where our shopping malls are located;

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the intrinsic attractiveness of the shopping mall;

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the flow of people and the level of sales of rental units in our shopping malls;

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the increasing competition from internet sales;

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the amount of rent collected from tenants at our shopping malls;

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changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

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fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs could also have a material adverse effect on us if our tenants were to become unable to pay higher rent we may be required to impose as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. Allof our shopping malls and commercial properties are located in Argentina, and consequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

We could be adversely affected by decreases in the value of our investments.

Our investments are exposed to the risks generally inherent in the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect our business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, our ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, and given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing our relative expenditures. These factors and events could impair our ability to respond to adverse changes in the returns on our investments, which in turn could have an adverse effect on our financial position and the results of our operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

As of June 30, 2021 and March 31, 2022 our consolidated financial debt amounted to ARS 62,133 million, and ARS 62,972 million, respectively. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Argentine Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years.

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

The success of our businesses and the feasibility of our transactions depend on the continuity of investments in the real estate markets and our ability to access capital and debt financing. In the long term, lack of confidence in real estate investment and lack of access to credit for acquisitions could restrict growth. As part of our business strategy, we will strive to increase our real estate portfolio through strategic acquisitions of properties at favorable prices and properties with added value which we believe meet the requirements to increase the value of our properties.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our securities will be able to accelerate the maturity of such debt or default under other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of March 31, 2022, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we expect to continue to be largely affected by economic conditions which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect our ability to comply with our debt service and fund operations.

Our performance is subject to the risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets, and as a result, the value of our securities, are subject to the risk that our properties may not be able to generate sufficient revenue to meet our operating expenses, including debt service and capital expenditures, our cash flow needs and our ability to service our debt service obligations. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

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downturns in national, regional and local economies;

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decrease in consumer spending and consumption;

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competition from other shopping malls and sales outlets;

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local real estate market conditions, such as oversupply or lower demand for retail space;

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changes in interest rates and availability of financing;

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the exercise by our tenants of their right to early termination of their leases;

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vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

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increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

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the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

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significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

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declines in the financial condition of our tenants and our ability to collect rents when due;

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changes in our or our tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

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changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

If any one or more of the foregoing conditions were to affect our activities, this could have a material adverse effect on our financial condition and results of operations, and as a result, on the Company’s results.

An adverse economic environment for real estate companies and the credit crisis may adversely affect our results of operations.

The success of our business and profitability of our operations depends on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of our strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Recent disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

In September 2021, Evergrande, one of the biggest Chinese real estate company, announced that it would not be able to pay its debt obligations. Since then, markets have been affected negatively by the announcement. As of the date hereof, Chinese government is assisting the company in order to neutralize a high impact in the global economy.

Our revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant decline during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants or if our tenants breach the terms and conditions of their leases could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.2% of our revenue in any fiscal year, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved.

We may face risks associated with acquisitions of properties.

As part of our growth strategy, we have acquired, and intend to do so in the future, properties, including large properties (such as Edificio República, Abasto de Buenos Aires and Alto Palermo Shopping), that tend to increase the size of our operations and potentially alter our capital structure. Although we believe that the acquisitions we have completed in the past and that we expect to undertake enhance our financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

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we may not be able to obtain financing for acquisitions on favorable terms;

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acquired properties may fail to perform as expected;

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the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

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acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures; and

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we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies.

Our future acquisitions may not be profitable.

We seek to acquire additional shopping malls to the extent we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

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our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;
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properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;
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our pre-acquisition evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and
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our investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If we acquire a business, we will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

The properties we acquire may be subject to unknown liabilities.

The properties that we acquire may be subject to unknown liabilities, in respect to which we may have limited or no recourse to the former owners. If a liability were asserted against us based on our ownership of an acquired property, we may be required to incur significant expenditures to settle, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

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liabilities for clean-up of undisclosed environmental contamination;

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the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

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liabilities incurred in the ordinary course of business.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial part of our revenue is derived from rental income. As a result, our performance depends on our ability to collect rent from our tenants. Our revenue and profits would be negatively affected if a significant number of our tenants or any significant tenant were to:

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delay lease commencements;

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decline to extend or renew leases upon expiration;

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fail to make rental payments when due; or

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close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations such as the COVID-19 pandemic which has caused significant adverse impacts on our business as tenants have been required to shut down or significantly reduce their operating activities.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of our portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. In this kind of transactions, we may agree, under determined exceptions, not to sell the acquired properties for a considerable time.

Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

Some of the land we have purchased is not zoned for development and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for our intended development plans. In addition, we have not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

We may face risks associated with land-takings in Argentina.

 Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis, especially now in the context of the COVID-19 economic crisis.

The spread of land takes has revived in Argentina an old debate. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected. Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit.

As a consequence, we cannot provide assurance that government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

Our ability to grow will be limited if we cannot obtain additional financing.

Although we are liquid as of the date hereof, we must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities. Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties for development. As a result, we are likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

The capital and credit markets for Argentine have been experiencing extreme volatility and disruption since the last years. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Adverse incidents that occur in our shopping malls may result in damage to our reputation and a decrease in the number of customers.

Given that our shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

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a prohibition on including automatic price adjustment clauses based on inflation increases in leases; and

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the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

As a result, we are exposed to the risk of higher rates of inflation under our leases, and any exercise of rescission rights by our tenants could materially and adversely affect our business and results of operations. We cannot assure you that our tenants will not exercise such right, especially if rental rates stabilize or decline in the future or if economic conditions continue to deteriorate.

We may be liable for certain defects in our buildings.

The Argentine Civil and Commercial Code imposes liability for real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title on the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or make the property unfit for use, the liability term is ten years.

In our real estate developments, we usually act as developers and sellers while construction generally is carried out by third party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

We could have losses if we have to resort to eviction proceedings in Argentina to collect unpaid rent because such proceedings are complex and time-consuming.

Although Argentine law permits filing of an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are complex and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, we have sought to negotiate the termination of leases with defaulting tenants after the first few months of non-payment in an effort to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operations.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The global credit crisis has a significant negative impact on businesses around the world. Similarly, Argentina is undergoing a credit crisis that could negatively impact our tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on our results of operations and liquidity.

We are subject to risks inherent in the operation of office buildings that may affect our profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

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lower demand for office space;

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a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

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difficulties or delays renewing leases or re-leasing space;

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decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

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competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

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maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

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exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

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the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

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an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

Our investment in property development and management activities may be less profitable than we anticipate.

We are engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

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abandonment of development opportunities and renovation proposals;

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construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

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occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

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pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

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lack of affordable financing alternatives in the private and public debt markets;

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sale prices of residential units may be insufficient to cover development costs;

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construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

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failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

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significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

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construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

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changes in our tenants’ demand for rental properties outside of Buenos Aires; and

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we may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

In addition, we may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third-parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third company arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibility by both companies.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of our new developments.

Our businesses activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including jointventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of our competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if we are unable to respond to such pressures as promptly as our competitors, or competition increases, our business and financial condition could be adversely affected.

All of our shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on our results of operations.

Substantially all of our offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry insurance policies that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as its anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenueand result in large expenses to repair or rebuild the property. We do not have life or disability insurance for our key employees. If any of our key employees were to die or become disabled, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold, or, if offered, these types of insurance may become too expensive.

An uninsured loss or a loss that exceeds policy limits could subject us to lost capital or revenue on those properties.

The terms of our standard form property leases currently in effect, require tenants to indemnify and hold us harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. We cannot provide assurance that our tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of our properties, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for our premium properties, aimed at high-income consumers, may not be sufficient.

We have focused on development projects that cater to affluent consumers and we have entered into property barter arrangements pursuant to which we contribute undeveloped land parcels to joint venture entities with developers who agree to deliver units at premium development locations in exchange for our land contribution. When the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

We are subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which our hotels operate is highly competitive. The operational success of our hotels is highly dependent on our ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of our hotels depends on:

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our ability to form successful relationships with international and local operators to run our hotels;

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changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, COVID-19, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

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affluence of tourists, which can be affected by a slowdown in global economy; and

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taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. We are required to obtain permits fromdifferent government agencies in order to carry out our projects. Maintaining our licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public agencies may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to incur expenditures in order to comply. Development activities are also subject to risks of potential delays in or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

In the past, the Argentine government issued regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similaror other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of shopping malls and office properties in Argentina could negatively affect the real estate and the rental market and materially and adversely affect our operations and financial condition.

Labor relations may negatively impact us.

As of March 31, 2022, 59.0% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2021, we had fair value loss on investment properties of ARS7,770 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the historical average fair value gains on our investment properties or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between our assets and liabilities, we have high currency exposure.

As of March 31, 2022 the majority of our liabilities, such as our Series 1, 5, 8, 9, 11 and 13 Notes, and the Series 2 Notes issued by our former subsidiary IRSA Commercial Properties (“IRSA CP”), were denominated in U.S. dollars while our revenue are mainly denominated in pesos. This currency gap and restrictions to access to foreign exchange markets to acquire the required U.S. dollars to pay our U.S. dollar denominated debt exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in pesos, which further adversely affects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgagees, most of which generate Peso denominated revenue. We cannot assert the impact on the depreciation of the Peso against the U.S. dollar, will affect our business, result of operations and financial condition and, in consequence increase the risk on our ability to collect rent from our lessees and other accounts receivable from our tenants and mortgagees where the majority result in income denominated in pesos.

We issue debt in the local and international capital markets as one of our main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Our ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations and foreign exchange restrictions, a deterioration in capital markets conditions or otherwise, we would likely becompelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this was to happen, we may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of March 31, 2022 through our former subsidiary IRSA CP, we own 50% of Quality Invest S.A. In the Sales and Developments segment, we own 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, we own 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group.

In addition, we hold approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine government is the controlling shareholder. We also hold approximately 18.9% of the equity of Condor Hospitality Trust Inc. (“Condor”), which is under a sale process, for more information see “Item 4. Information on the Company—Business Overview—International—Investment in Condor Hospitality Trust” in our Annual Report.

We could engage in a dispute with one or more of our joint venture partners or controlling shareholder in an investment that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners or controlling shareholder in an investment may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of our investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners or controlling shareholder in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of our joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, we will not be able to act exclusively in our interests

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner or controlling shareholder in an investment declare bankruptcy, we could be liable for our partner’s common share of joint venture liabilities or liabilities of the investment vehicle.

Dividend restrictions in our subsidiaries may have an adverse effect on us.

Dividends paid by our subsidiaries are an important source of funds for us as are other permitted payments from subsidiaries. The debt agreements of our subsidiaries contain or may in the future contain covenants restricting their ability to pay dividends or make other distributions to us. If our subsidiaries are unable to make such payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

We are dependent on our Board of Directors senior management and other key personnel.

Our success, to a significant extent, depends on the continued employment of Eduardo S. Elsztain and certain other members of our Board of Directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption of their services for any reason could have a materialadverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us, which may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of March 31, 2022, such beneficial ownership consisted of 434,263,359 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of March 31, 2022, Mr. Eduardo S. Elsztain also beneficially owned approximately 53.6% of our common shares. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario.

As of December 31, 2021, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”). Banco Hipotecario’s assets as of such date were ARS 350,667.2 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

The short-term structure of the deposit base of the Argentine financial system, including Banco Hipotecario, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

Given the short-term structure of the deposit base of the Argentine financial system, credit lines are also predominantly short-term, with the exception of mortgages, which represent a low proportion of the existing credit base. Although liquidity levels are currently reasonable, no assurance can be given that these levels will not be reduced due to a future negative economic scenario. Therefore, there is still a risk of low liquidity levels that could increase funding cost in the event of a withdrawal of a significant amount of the deposit base of the financial system, and limit the long-term expansion of financial intermediation including Banco Hipotecario.

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding. During 2019, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Argentine Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. Dollars. Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

In recent years, Banco Hipotecario has diversified its financing sources by increasing deposits. Still, Banco Hipotecario remains having presence in the local and international capital markets. As of December 31, 2021, Banco Hipotecario’s financial indebtedness accounted for 9.57% of its financing. Likewise, as of December 31, 2021, the issuance of notes represented 6.2% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable. If Banco Hipotecario is unable to issue debt in the local and/or international capital markets and on acceptable terms, whether as a result of regulations, a deterioration in capital market conditions, or otherwise, Banco Hipotecario would likely be forced to seek financing alternatives, which may include short-term or more expensive sources of financing. If this were to happen, Banco Hipotecario may not be able to finance its liquidity needs at competitive costs and Banco Hipotecario's business results and financial condition could be adversely affected.

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

The measures implemented by the Argentine government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the “pesification” and restructuring of their deposits, were strongly opposed by depositors due to the losses on their savings and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina.

If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Hipotecario, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

In the future, an adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector and, consequently, a contraction in credit supply.

The occurrence of any of the above could have a material and adverse effect on Banco Hipotecario’s expenses and business, results of operations and financial condition.

The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 13.6% as of November 30, 2021. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenue and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Argentine Central Bank in their portfolios, which generally are short-term. As of December 31, 2021 such securities issued by the Argentine Central Bank represented approximately 14.9% of the total assets of the Argentine financial system. As of December 31, 2021, Banco Hipotecario’s total exposure to the public sector was ARS 31.3 million, which represented 13.8% of its assets as of that date, and the total exposure to securities issued by the Argentine Central Bank was ARS 23.6 million, which represented 1.4% of its total assets as of December 31, 2021.

The quality of Banco Hipotecario’s assets and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including Banco Hipotecario. The ratio of non-performing private sector loans has increased in recent years, as Argentina’s economic outlook deteriorated. Banco Hipotecario recorded non-performing loan ratios of 6.0%, 12.3%, 12.7% and 13.4% for 2018, 2019, 2020 and 2021, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of its loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law N° 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5,388, also protect consumers of financial services.

In addition, the Civil and Commercial Code has a chapter on consumer protection, stressing that the rules governing consumer relations should be applied and interpreted in accordance with the principle of consumer protection and that a consumer contract should be interpreted in the sense most favorable to it. The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. If Banco Hipotecario is found to be liable for violations of any of the provisions of these laws, the potential penalties could limit some of Banco Hipotecario’s rights, for example, with respect to its ability to collect payments due from services and financing provided by us, and adversely affect Banco Hipotecario’s financial results of operations.

We cannot assure you that court and administrative rulings based on the newly-enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to Banco Hipotecario’s debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. This may prevent or hinder the collection of payments resulting from services rendered and financing granted by us, which may have an adverse effect on Banco Hipotecario’s business and results of operations.

Class actions against financial institutions for unliquidated amounts may adversely affect the financial system’s profitability.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, through an ad hoc doctrine, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry in general and indirectly on Banco Hipotecario’s business.

Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Argentine Central Bank and other regulatory authorities. The Argentine Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The Financial Information Unit (Unidad de Información Financiera, or “UIF” as per its acronym in Spanish) regulates matters relating to the prevention of asset launderin  nd has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

We cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders, directors or its Supervisory Committee, or penalize Banco Hipotecario. Banco Hipotecario has adopted “Know Your Customer” and other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. We cannot assure you that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

The effects of legislation that restricts our ability to pursue mortgage foreclosure proceedings could adversely affect us.

The ability to pursue foreclosure proceedings through completion, in order to recover on defaulted mortgage loans, has an impact on financial institutions activities. On December 13, 2006, pursuant to Law No. 26,177, the “Restructuring Unit Law” was created to allow all mortgage loans to be restructured between debtors and the former Banco Hipotecario Nacional, insofar as such mortgages had been granted prior to the effectiveness of the Convertibility Law. Law No. 26,313, the “Pre-convertibility Mortgage Loans Restructuring Law,” was enacted by the Argentine Congress on November 21, 2007 and partially signed into law on December 6, 2007 to establish the procedure to be followed in the restructuring of mortgage loans within the scope of Section 23 of the Mortgage Refinancing System Law in accordance with the guidelines established by the Restructuring Unit Law. To this end, a recalculation was established for certain mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991.

Executive Branch Decree No. 2,107/08 issued on December 19, 2008 regulated the Pre-convertibility Mortgage Loans Restructuring Law and established that the recalculation of the debt applies to the individual mortgage loans from global operations in effect on December 31, 2008 and agreed upon prior to April 1, 1991, and in arrears at least since November 2007 and remaining in arrears on December 31, 2008. In turn, the Executive Branch Decree No. 1,366/10, published on September 21, 2010, expanded the universe of Pre-convertibility loans subject to restructuring to include the individual mortgage loans not originating in global operations insofar as they met the other requirements imposed by Executive Branch Decree No. 2,107/08. In addition, Law No. 26,313 and its regulatory decrees also condoned the debts on mortgage loans granted before the Convertibility Law in so far as they had been granted to deal with emergency situations and in so far as they met the arrears requirement imposed on the loans subject to recalculation.

Subject to the Argentine Central Bank’s supervision, Banco Hipotecario implemented the recalculation of mortgage loans within the scope of the aforementioned rules by adjusting the value of the new installments to a maximum amount not in excess of 20% of household income. In this respect, we estimate that Banco Hipotecario has sufficient loan loss provisions to face any adverse economic impact on the portfolio involved. We cannot assure that the Argentine government will not enact additional laws restricting our ability to enforce our rights as a creditor and/or imposing a condition or a reduction of principal on the amounts unpaid in our mortgage loan portfolio. Any such circumstance could have a significant adverse effect on our financial condition and the results of our operations.

Increased competition and M&A activities in the banking industry may adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector. If the trend towards decreasing spreads is not offset by an increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than us. Therefore, although the demand for financial products and services in the market continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, resulting in shrinking spreads and commissions.

Future governmental measures may adversely affect the economy and the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. We cannot assure you that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future or that any such changes will not adversely affect Banco Hipotecario’s business, financial condition or results of operations and Banco Hipotecario’s ability to honor its debt obligations in foreign currency.

Several legislative bills to amend the Financial Institutions Law have been sent to the Argentine Congress. If the law currently in force were to be comprehensively modified, the financial system as a whole could be substantially and adversely affected. If any of these legislative bills were to be enacted or if the Financial Institutions Law were amended in any other way, the impact of the subsequent amendments to the regulations on the financial institutions in general, Banco Hipotecario’s business, its financial condition and the results of operations is uncertain.

Law No. 26,739 was enacted to amend the Argentine Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Argentine Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the Boardof Directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment.”

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge inpesos a foreign currency obligation may be waived by the debtor is still under discussion. However, in recent years some court decisions have established the obligation to pay the in foreign currency when it was so freely agreed by the parties. We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Argentine Central Bank’s charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

Banco Hipotecario’s obligations as trustee of the Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (“PROCREAR”) trust are limited.

Banco Hipotecario currently acts as trustee of the PROCREAR Trust, which aims to facilitate access to housing solutions by providing mortgage loans for construction and developing housing complexes across Argentina. Under the terms and conditions of the PROCREAR Trust, all the duties and obligations under the trust have to be settled with the trust estate. Notwithstanding, if the aforementioned is not met, Banco Hipotecario could have its reputation affected. In addition, if the Argentine government decides to terminate the PROCREAR Trust and/or terminate Banco Hipotecario’s role as trustee of the PROCREAR Trust, this may adversely affect Banco Hipotecario’s results of operations.

The exposure of Banco Hipotecario to individual borrowers could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial portion of Banco Hipotecario’s loan portfolio consists of loans to individual customers in the lower-middle to middle income segments of the Argentine population. The quality of Banco Hipotecario’s portfolio of loans to individuals is dependent to a significant extent on economic conditions prevailing from time to time in Argentina. Lower-middle to middle income individuals are more likely to be exposed to and adversely affected by adverse developments in the Argentine economy than corporations and high-income individuals. As a result, lending to these segments represents higher risk than lending to such other market segments. Consequently, Banco Hipotecario may experience higher levels of past due amounts, which could result in higher provisions for loan losses. Therefore, there can be no assurance that the levels of past due amounts and subsequent charge-offs will not be materially higher in the future.

An increase in fraud or transaction errors may adversely affect Banco Hipotecario.

As with other financial institutions, Banco Hipotecario is susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of our transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors might adversely affect Banco Hipotecario’s reputation, business, the results of operations and financial condition.

INFORMATION ON THE COMPANY

History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943, under Argentine law as a stock corporation (sociedad anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943, under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043.

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor, Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Form 6-K. We assume no responsibility for the information contained on these sites.

Our depositary agent for the GDSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

History

IRSA Inversiones y Representaciones Sociedad Anónima, which was founded in 1943, is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on BYMA and on the NYSE.

Since 1994, our main subsdiary in our operations center in Argentina was IRSA Propiedades Comerciales S.A. (“IRSA CP”). We acquired a controlling interest in IRSA CP in July 1994 and a further 31.6% of shares from Parque Arauco S.A. in 2010, increasing our shareholding to 94.9%. On October 27, 2017, we sold in the secondary market 2,560,000 ADSs of IRSA CP, which represented 8.1% of IRSA CP. As of June 30, 2021, our holding in IRSA CP was 79.92%. On September 30, 2021, we reported that our Board of Directors had approved a corporate reorganization process and on December 22, 2021, the shareholders of IRSA and IRSA CP approved the merger by absorption between the companies, with IRSA being the surviving entity. The merger was approved by the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”), and on May 10, 2022 the CNV informed that the merger was registered, with an effective date of July 1, 2021.

Shopping Malls

We are engaged in the acquisition, development and management of Shopping Malls. Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of March 31, 2022, we own 15 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Sopping and Patio Olmos (operated by a third party), totaling 335,690 sqm.

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 sqm of rentable premium space. On July 30, 2020, our former subsidiary IRSA CP sold to an unrelated third party the entire building, located in the central area of the City of Buenos Aires, for a total amount of USD 87.2 million approximately.

During 2007, we made several significant acquisitions in the Offices segment. We purchased Bouchard Plaza building, also known as “Edificio La Nación,” located in the central area of the City of Buenos Aires, and during 2015, we completed the sale of all of the floors in Edificio La Nación. In 2007, we also acquired Dock del Plata building with a gross leasable area of 7,921 sqm, located in the exclusive area of Puerto Madero, already sold in its entirety, in December 2015. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31,670 sqm, known as Torre Bank Boston, which is located in the central area of Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur), which was sold during the fiscal year 2021.

In 2007, through Panamerican Mall S.A., we started the construction of one of our most important projects called “Polo Dot,” a shopping mall, an office building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in the Saavedra neighborhood, at the intersection of General Paz Avenue and the Panamerican Highway. First, the shopping mall Dot Baires was developed and opened in May 2009 and then the office building was opened in July 2010, which marked the beginning of our operations in the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, the Company reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in the Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total gross leasable area of approximately 7,755 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through PAMSA, we developed the Zetta building, A+, which was inaugurated in May 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date, and obtained the Leed Gold Core & Shell certification.

In April 2008, we acquired one of the most emblematic buildings in the City of Buenos Aires, known as “Edificio República.” This property, designed by the architect César Pelli, is a premium office building in the central area of the City of Buenos Aires, which added approximately 19,885 gross leasable sqm to our portfolio. As a subsequent event, in April 2022, we sold in block 100% of the building.

On December 22, 2014, we transferred to our former subsidiary IRSA CP, 83,789 sqm of five buildings of our premium office portfolio and a reserve of land. The premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha and the land reserve “Intercontinental II” with the potential to develop up to 19,600 sqm, each located in the City of Buenos Aires. The acquisition was carried out as part of our strategy to expand our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the City of Buenos Aires and the best shopping malls in Argentina. The total value of the transaction was USD 308.0 million, based on third party appraisals.

Likewise, we concluded the construction of Catalinas Building and on April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, named “200 Della Paolera”, which was operative since December 2020, and is an AAA-rated office building located in Catalinas, one of the most premium corporate areas in Argentina. This building of 30 floors has a total gross leasable area (“ GLA”) of 35,000 sqm, 318 parking spaces, services and amenities. The Company owns 18,016 sqm. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of March 31, 2022, we own 6 premium office buildings of rental office property totaling 84,295 square meters of gross leasable area. As a subsequent event, in April 2022, we sold in block 100% of the “República” building, with 19,885 sqm of gross leasable area.

Sales and developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires area.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, previously known as “Solares de Santa María.” After more than 20 years since we acquired the property, on December 21, 2021 a law was passed by the City of Buenos Aires approving the regulations for the development of the property named “Costa Urbana.” The Company will have a construction capacity of approximately 895,000 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires.

In March 2011, we bought the Nobleza Piccardo warehouse, through a joint venture in which we have a 50% stake. This property is located in the city of San Martín, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 sqm.

We are currently developing the project called “Polo Dot,” through PAMSA, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and the recently opened Zetta building) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 sqm of gross leasable area. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office/ hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy.

On March 22, 2018, we acquired, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mixed-use project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel in Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we re-acquired the 20% interest to obtain 100% of the capital of Hoteles Argentinos S.A.U and began to operate the hotel directly under the name “Libertador.”

International

In July 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave (“Metropolitan”), whose main asset is a 34-story building with 59,000 sqm of gross leasable area named the Lipstick Building, located at 885 Third Avenue, New York, New York. On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration.

In March 2012, we entered into an agreement with Supertel Hospitality Inc. whereby we invested approximately USD 20 million. In 1994, Supertel Hospitality Inc completed its initial public offering, and in 2015 changed its name to “Condor Hospitality Trust” (“Condor”). Condor is a REIT listed on Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises. As of June 30, 2021, we hold a 21.7% voting interest in Condor. On September 22, 2021, Condor signed a sale agreement for its portfolio and was completed for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021. On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, of which an approximate amount of USD 25.3 million was distributed to IRSA for its direct and indirect holdings. As of December 31, 2021, Condor shares were delisted from the NYSE, pending the final liquidation of the residual company. For more information see “Item 4. Information on the Company—Business Overview—International—Investment in Condor Hospitality Trust” in our Annual Report.

Others

Over the years, we have acquired 29.91% of Banco Hipotecario. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

Business Overview

Operations and principal activities

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on BYMA and on the NYSE.

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

(i)
the acquisition, development and operation of shopping malls,

(ii)
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

(iii)
the development and sale of residential properties,

(iv)
the acquisition and operation of luxury hotels,

(v)
the acquisition of undeveloped land reserves for future development or sale, and

(vi)
selective investments outside Argentina.

We operate our business in Argentina through seven segments, namely “Shopping Malls,” “Offices” “Sales and Developments,” “Hotels,” “International”, “Corporate” and “Others” as further described below:

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 68,404 million and ARS 89,301 million as of March 31, 2022 and 2021, respectively, representing 26.1% and 30.3% of our operating assets at such dates, respectively. Our Shopping Malls segment generated operating loss of ARS 1,632 million and ARS 12,105 million for the nine-month period ended March 31, 2022 and 2021, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices, other rental spaces and other service revenue related to the office activities. Our Offices segment had assets of ARS 83,557 million and ARS 110,511 million as of March 31, 2022 and 2021, respectively, representing 31.9% and 37.5% of our operating assets at such dates, respectively. Our Offices segment generated an operating loss of ARS 20,714 million and an operating income of ARS 5,145 million for the nine-month period ended March 31, 2022 and 2021, respectively.

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 93,655 million and ARS 72,579 million as of March 31, 2022 and 2021, respectively, representing 35.8% and 24.6% of our operating assets. Our Sales and Developments segment generated an operating income of ARS 17,957 million and an operating loss of ARS 753 million for the nine-month period ended March 31, 2022 and 2021, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 3,499 million and ARS 3,662 million as of March 31, 2022 and 2021, respectively, representing 1.3% and 1.2% of our operating assets, respectively. Our Hotels segment generated an operating income of ARS 496 million and an operating loss of ARS 719 million for the nine-month period ended March 31, 2022 and 2021, respectively.

Our “International” segment includes investments that we mainly operate in the United States in relation to the leasing of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of ARS 262 million and ARS 3,293 million as of March 31, 2022 and 2021, respectively, representing 0.1% and 1.1% of our operating assets, respectively. Our International segment generated operating income of ARS 155 million and operating loss of ARS 25 million for the nine-month period ended March 31, 2022 and 2021, respectively.

“Corporate” segment. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 710 million and ARS 372 million for the nine-month periods ended March 31, 2022 and 2021, respectively.

Our “Others” Segment includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by Banco Hipotecario for both. Our “Others” segment had assets of ARS 12,255 million and ARS 15,267 million as of March 31, 2022 and 2021, respectively, representing 4.7% and 5.2% of our, respectively. Our Others segment generated an operating income of ARS 73 million and of ARS 664 million for the nine-month period ended March 31, 2022 and 2021, respectively.

Overview

Shopping Malls

As of March 31, 2022, IRSA owned a majority interest in, and operated a portfolio of, 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 335,690 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total real tenant sales in our shopping malls, as reported by retailers, were ARS 156,299 million for the for the nine-month period ended March 31, 2022, 85.8% higher than the nine-month period ended March 31, 2021, and 8.8% higher than the nine-month period ended March 31, 2020. Sales for the third quarter of fiscal year 2022 were ARS 49,322, exceeding sales for the same period of 2021 and 2020 by 37.1% and 37.6%, respectively.

The following table shows certain information about IRSA’s shopping malls as of March 31, 2022:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm) (1)	Numberof stores	Occupancy rate (%) (2)	Ourownership interest (%) (3)	Rental revenue (in millions of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	20,507	145	95.0%	100%	1,670
Abasto Shopping (4)	Nov-99	City of Buenos Aires	37,162	158	97.2%	100%	1,359
Alto Avellaneda	Dec-97	Buenos Aires Province	39,944	124	81.0%	100%	947
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	98.2%	100%	1,043
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	91.6%	100%	456
Dot Baires Shopping	May-09	City of Buenos Aires	47,243	163	80.9%	80%	899
Soleil Premium Outlet	Jul-10	Buenos Aires Province	16,077	78	99.8%	100%	525
Distrito Arcos	Dec-14	City of Buenos Aires	14,457	64	92.8%	90.0%	782
Alto Noa Shopping	Mar-95	City of Salta	19,388	84	99.0%	100%	358
Alto Rosario Shopping	Nov-04	City of Rosario	33,959	136	95.8%	100%	1,263
Mendoza Plaza Shopping	Dec-94	City of Mendoza	42,149	130	87.5%	100%	517
Córdoba Shopping	Dec-06	Córdoba	15,368	101	100.0%	100%	374
La Ribera Shopping	Aug-11	City of Santa Fé	10,531	69	96.8%	50%	82
Alto Comahue	Mar-15	City of Neuquén	11,697	92	96.2%	99.95%	247
Patio Olmos (5)	Sep-07	City of Córdoba	—	—	—	—	—
Total			335,690	1,545	91.5		10,522

(1) Corresponds to gross leasable area (GLA) in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños which represents 3,732 square meters in Abasto.
(5) Does not include the rental revenues of Patio Olmos. We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the periods indicated:

	For the nine-month period ended March 31, (1)
	2022	2021
	(in millions of ARS)
Alto Palermo	1,670	913
Abasto Shopping	1,359	625
Alto Avellaneda	947	484
Alcorta Shopping	1,043	595
Patio Bullrich	456	230
Dot Baires Shopping	899	474
Soleil Premium Outlet	525	262
Distrito Arcos	782	394
Alto Noa Shopping	358	250
Alto Rosario Shopping	1,263	835
Mendoza Plaza Shopping	517	378
Córdoba Shopping Villa Cabrera	374	260
La Ribera Shopping (2)	82	32
Alto Comahue	247	72
Subtotal	10,522	5,804
Patio Olmos (3) (4)	11	9
Total	10,533	5,813
(1)  Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)  Through our joint venture Nuevo Puerto Santa Fé S.A.
(3)  We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(4)  Includes indirect incomes and eliminations between segments.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the periods presented:

	For the nine-month period ended March 31,
	2022	2021
	(in millions of ARS)
Base rent	3,532	2,836
Percentage rent	5,155	1,526
Total rent	8,687	4,362
Non-traditional advertising	221	104
Revenue from admission rights	860	825
Fees	136	144
Parking	350	31
Commissions	237	166
Other	31	172
Subtotal (1)	10,522	5,804
Patio Olmos (2)	11	9
Total	10,533	5,813
(1) Does not include Patio Olmos.
(2) Includes indirect incomes and eliminations between segments.

Tenant retail sales

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the periods indicated:

	For the nine-month period ended March 31, (1)
	2022	2021
	(in millions of ARS)
Alto Palermo	19,453	8,189
Abasto Shopping	19,549	7,440
Alto Avellaneda	13,891	6,168
Alcorta Shopping	13,731	6,451
Patio Bullrich	7,083	4,158
Dot Baires Shopping	12,505	5,775
Soleil Premium Outlet	9,106	4,653
Distrito Arcos	11,424	6,330
Alto Noa Shopping	7,179	5,397
Alto Rosario Shopping	18,559	12,122
Mendoza Plaza Shopping	10,629	10,106
Córdoba Shopping Villa Cabrera	6,015	3,943
La Ribera Shopping (3)	2,783	1,468
Alto Comahue	4,392	1,943
Total	156,299	84,143
(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the periods indicated:

	For the nine-month period ended March 31, (1)
	2022	2021
	(in millions of ARS)
Department Store	—	4,511
Clothes and footwear	93,244	46,268
Entertainment	3,503	522
Home and decoration	4,286	2,427
Restaurants	14,572	6,212
Miscellaneous	24,130	13,235
Services	2,518	1,029
Home Appliances	14,046	9,939
Total	156,299	84,143

(1) Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the periods indicated:

	As of March 31,
	2022	2021
	(%)
Alto Palermo	95.0	98.2
Abasto Shopping	97.2	99.8
Alto Avellaneda	81.0	68.7
Alcorta Shopping	98.2	91.4
Patio Bullrich	91.6	88.3
Dot Baires Shopping	80.9	73.0
Soleil Premium Outlet	99.8	90.8
Distrito Arcos	92.8	100.0
Alto Noa Shopping	99.0	99.6
Alto Rosario Shopping	95.8	94.7
Mendoza Plaza Shopping	87.5	97.4
Córdoba Shopping Villa Cabrera	100.0	96.6
La Ribera Shopping	96.8	96.2
Alto Comahue	96.2	89.8
Total	91.5	89.5

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the periods indicated:

	For the nine-month period ended March 31, (1)
	2022	2021
	(in ARS)
Alto Palermo	81,452	46,564
Abasto Shopping	36,570	16,987
Alto Avellaneda	23,700	12,049
Alcorta Shopping	65,933	37,631
Patio Bullrich	39,984	20,182
Dot Baires Shopping	19,032	9,788
Soleil Premium Outlet	32,674	17,285
Distrito Arcos	54,089	27,485
Alto Noa Shopping	18,481	12,944
Alto Rosario Shopping	37,202	24,577
Mendoza Plaza Shopping	12,257	8,727
Córdoba Shopping Villa Cabrera	24,330	16,926
La Ribera Shopping	7,819	3,039
Alto Comahue	21,083	6,153

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Lease expirations(1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of March 31, 2022, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of March 31, 2022
Agreements’ Expiration	Number of agreements (1)	Square meters to expire	Due to expire(%)	Total lease payments (in millions of ARS) (3)	Agreements(%)
Vacant Stores	67	28,661	0.0	—	0
Expired in-force	145	36,440	11.9	445	9.2
As of June 30, 2022	167	16,274	5.3	468	9.7
As of June 30, 2023	375	52,757	17.2	1,197	24.8
As of June 30, 2024	321	53,520	17.4	807	16.7
As of June 30, 2025	324	62,110	20.2	994	20.6
As of June 30, 2026 and subsequent years	146	85,929	28.0	923	19.1
Total (4)	1,545	335,690	100.0	4,835	100.0
(1) Includes vacant stores as of March 31, 2022. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) The amount expresses the annual base rent as of March 31, 2022 of agreements due to expire.
(4) Does not include unoccupied stores.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 9.3% of our gross leasable area as of March 31, 2022 and represent approximately 18.8% of the annual base rent for the nine-month period ended March 31, 2022.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.6	10,771	3.2
Nike	Clothes and footwear	4.9	8,105	2.4
Fravega	Home appliances	3.6	3,378	1.0
Mc Donald’s	Restaurants	1.9	4,550	1.4
Adidas	Miscellaneous	1.8	4,581	1.0
Total		18.8	31,386	9.3

New leases and renewals

The following table shows certain information about leases agreement as of March 31, 2022:

				Average annual baserent per sqm (ARS)
Type of business	Number of agreements renewed	Annual base rent (in millions of ARS)	Annual admission rights (in millions of ARS)	New and renewed	Former agreements	Number of non-renewed agreements (1)	Non-renewed agreements (1)annual base rent amount (in millions of ARS)
Clothing and footwear	418	1,402	290	25,392	16,555	396	21,660
Miscellaneous (2)	93	238	39	24,199	16,629	168	23,048
Restaurant	85	224	22	27,359	13,703	126	26,326
Services	16	44	2	10,638	4,839	46	9,814
Home appliances	37	163	11	17,010	10,156	10	16,281
Home and decoration	20	75	16	22,244	7,973	41	11,580
Supermarket	1	8	0	2,727	1,730	1	2,213
Entertainment	16	109	1	2,806	1,728	5	1,500
Total	686	2,263	381	16,547	9,164	792	14,053
(1) Includes vacant stores as of March 31, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the leases cannot exceed twenty years for residential leases and fifty years for the other leases.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which percentage generally ranges between 3% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated quarterly and cumulatively by the CPI index. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA also suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

We are responsible, except in the mall Distrito Arcos, for providing each unit within our shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Insurance

We carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We also maintain liability insurance covering the liability of our directors and corporate officers.

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA also conducts regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we signed an agreement to renew our payment terminals with contactless technology (Clover).

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by our real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of March 31, 2022:

Entity	Shopping malls	Location	GLA	Market share (1)
				(%)
IRSA	Alto Palermo	City of Buenos Aires	20,507	1.75
Abasto Shopping (2)		City of Buenos Aires	37,162	3.17
Alto Avellaneda		Province of Buenos Aires	39,944	3.41
Alcorta Shopping		City of Buenos Aires	15,812	1.35
Patio Bullrich		City of Buenos Aires	11,396	0.97
Dot Baires Shopping (3)		City of Buenos Aires	47,243	4.03
Soleil		Province of Buenos Aires	15,077	1.29
Distrito Arcos		City of Buenos Aires	14,457	1.23
Alto Noa		City of Salta	19,388	1.65
Alto Rosario (2)		City of Rosario	33,959	2.90
Mendoza Plaza		City of Mendoza	42,149	3.59
Córdoba Shopping		City of Córdoba	15,368	1.31
La Ribera Shopping		City of Santa Fe	10,531	0.90
Alto Comahue		City of Neuquén	11,697	1.00
Subtotal			335,690	28.53
Cencosud S.A.			277,203	23.63
Other operators			561,026	47.83
Total			1,172,919	100.0
(1) Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.
(2) Does not include Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(3) Our interest in PAMSA is 80%.

Source: INDEC.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Offices

The shift in corporate activity to remote or virtual work that resulted from the COVID19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category A+ and A office buildings in Buenos Aires.

According to the real estate broker Colliers, during the first quarter of  year 2022, the office stock did not increase greatly and both the requested rental values and the vacancy rate remained stable. The average vacancy rate of the Buenos Aires Class A+ market was 21.7% and Class A market was 15.6%. The rental values for Class A+ properties have an average price of 24.5 USD/sqm and Class A properties of 19.3 USD/sqm.

Management of office buildings

We generally act as the manager of the office properties. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we are responsible for services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA’s office buildings, as of March 31, 2022:

	Date of acquisition/development	GLA (sqm) (1)	Occupancy rate (2)	Ownership interest	Total rental incomefor the nine-month period ended March 31
			(%)		(in thousands of ARS)
Offices
AAA & A buildings
República Building (7)	Dec-14	19,885	51.2	100	357,573
Bankboston Tower (6)	Dec-14	—	—	—	1,162
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	94,312
Dot Building	Nov-06	11,242	92.6	80	204,142
Zetta	May-19	32,173	89.8	80	773,404
Della Paolera 261 (5)	Dec-20	18,016	57.6	100	493,207
Total AAA & A buildings		84,295	74.6		1,923,800
B buildings
Philips	Jun-17	8,017	75.1	100	113,276
Suipacha 652/64	Dec-14	11,465	—	100	9,656
Total B buildings		19,482	30.9		122,932
Total Offices		103,777	66.4		2,046,732

Other rental properties (4)					132,433
Total Offices and Others					2,179,165

(1) Corresponds to the total leasable surface area of each property as of March 31, 2022. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property as of March 31, 2022.
(3) We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.
(4) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665, San Martin Plot and Santa María del Plata and others).
(5) Includes 664 square meters of gross leasable area of the basement.
(6) The office buildings were sold during the fiscal year 2021.
(7) On April 19, 2022, we reported that the Company had sold 100% of the “República” building in block.

Occupancy rate

The following table shows our offices’ occupancy rate(1) as of March 31, 2022 and 2021:

	Occupancy rate (1)
	As of March 31,
	2022	2021
	(%)
Offices:
República Building (2)	51.2	76.6
Bankboston Tower (3)	—	—
Intercontinental Plaza	100.0	100.0
Bouchard 710 (3)	—	—
DOT Building	92.6	84.9
Zetta Building	89.8	84.7
Della Paolera 261(4)	57.6	76.9
Suipacha 652/64	—	31.2
Philips Building	75.1	82.7
Total	66.4	76.3
(1) Leased square meters pursuant to lease agreements in effect as of March 31, 2022 and 2021, respectively, over gross leasable area of offices for the same fiscal years.
(2) On April 19, 2022, we reported that the Company had sold 100% of the “República” building in block.
(3) The office buildings were sold during the fiscal year 2021.
(4) Includes 664 square meters of gross leasable area of the basement.

Annual average income per surface area as of March 31, 2022 and 2021 (1):

	Income per square meter for the nine-month period(1)
	Ended March 31,
	2022	2021
	(ARS/sqm)
República Building (2)	35,101	38,486
Bankboston Tower (3)	—	—
Intercontinental Plaza	31,663	52,978
Bouchard 710 (3)	—	—
Dot Building	19,608	30,534
Zetta Building	26,760	36,039
Della Paolera 261(4)	47,547	18,673
Suipacha 652/64	—	16,559
Philips Building	18,817	22,266
(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of March 31, 2022 and 2021, respectively.
(2) On April 19, 2022, we reported that the Company had sold 100% of the “República” building in block.
(3) The office buildings were sold during the fiscal year 2021.
(4) Includes 664 square meters of gross leasable area of the basement.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of March 31, 2022:

Property	Number of lease agreement (1) (5)	Annual rental price (in millions of ARS) (2)	Rental income per sqm (new and renewed)(ARS) (3)	Previous rental income per sqm (ARS) (3)	Number of non-renewed leases	Non-renewed leases annual base rent amount (in millions of ARS) (4)
República Building (6)	5	105	2,284	2,821	5	149
Dot Building	5	135	1,721	2,553	1	37
Philips Building	1	7	1,095	2,686	1	19
Intercontinental Plaza	3	90	2,530	3,008	—	—
Della Paolera 261	2	59	2,669	1,039	12	466
Zetta Building	1	74	2,206	2,507	1	72
Total	17	470	2,119	2,527	20	743
(1) Includes new and renewed leases executed from July 2021 to March 2022.
(2) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3) Monthly value.
(4) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.
(5) It does not include leases over parking spaces, antennas, or terrace area.
(6) On April 19, 2022, we reported that the Company had sold 100% of the “República” building in block.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of March 31, 2022. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire (1)	Square meters of leases due to expire (sqm)	Square meter of leases due to expire(%)	Annual rental income amount of leases due to expire(in millions of ARS)	Annual rental income amount of leases to expire(%)
As of June 30, 2022	0	—	0%	—	0%
As of June 30, 2023	10	9,674	14%	314	14%
As of June 30, 2024	19	37,139	54%	1,299	59%
As of June 30, 2025 and thereafter	27	22,060	32%	587	27%
Total	56	68,872	100%	2,200	100%
(1) Includes offices with leases that have not been renewed as of June 30, 2022. Does not include proportional income from the floors that were sold.
(2) It does not include square meters or revenue from parking spaces, terraces or antennas. Does not include vacant sqm area.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in February 2022, overnight stays at hotel and parahotel establishments were estimated at 5.5 million, 92.1% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 84.0% and 1,286.5%, respectively. Total travelers who stayed at hotels during February were 1.8 million, a 83.5% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 73.5% and 1,053.3%, respectively. The Room Occupancy Rate in February was 61.1%, showing an increase compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 53.3%, which represents an increase compared to February 2021.

The hotel segment has also been affected by the social, preventive, and mandatory confinement decreed by the Argentine government since March 20, 2020, together with the closure of borders and the influence of tourism. After nine months of closure in 2020, activity resumed with low occupancy in Buenos Aires and a better recovery in the Llao Llao resort in Bariloche, mainly motivated by the rise in domestic tourism. The sector awaits the resumption of air travel and the arrival of international tourism in order to recover to income levels prior to the pandemic.

The crisis in the sector has motivated palliative measures by national and provincial authorities, necessary measures that partially contribute to sustainability. In a complementary way, the management of each of the hotels makes its best efforts to adapt operationally to the context.

We operate in the Hotels sector through three luxury hotels, Intercontinental, Libertador, and Llao Llao. As of March 31, 2022, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room ARS (2)	Revenue for the nine-month period ended March 31, 2022
		(%)		(%)	ARS	in millions of ARS
Intercontinental (3)	11/01/1997	76.34	313	31.2	10,293	434
Libertador (4)	03/01/1998	100.00	200	21.5	8,403	151
Llao Llao (5)	06/01/1997	50.00	205	58.2	38,979	2,103
Total			718	36.2	23,148	2,689
(1)  Accumulated average in the nine-month period.
(2)  Accumulated average in the nine-month period.
(3)  Through Nuevas Fronteras S.A.
(4)  Through Hoteles Argentinos S.A.U.
(5)  Through Llao Llao Resorts S.A.

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

For the nine-month period ended March 31, 2022, segment profit from the development and sale of properties amounted to ARS 17,957 million, compared to a loss of ARS 778 million for the nine-month period ended March 31, 2021. The gain recorded during the nine-month period ended March 31, 2022 is mainly derived from the revaluation of Costa Urbana.

Construction and renovation works on our residential development properties are performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction ofresidential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

The following table shows information about IRSA’s land reserves as of March 31, 2022:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)(7)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires (4)	100	Jul-96	—	—	—	1,461	136
Córdoba Shopping Adjoining plots - Residential	100	May-15	—	—	—	1,080	53
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97				2,018	518
Total Intangibles (Residential)						4,559	707
LAND RESERVES:
UOM Luján - Buenos Aires(5)	100	May-08	1,160,000	464,000	—	—	1,740
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires(5)	50	May-11	159,996	500,000	—	—	10,195
La Plata - Greater Buenos Aires(5) (8)	100	Mar-18	78,614	116,553	—	—	1,746
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10518	75869	5,954
La Adela - Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	2,501
Puerto Retiro – City of Buenos Aires	50	May-97	82,051	246,153	—	—	—
Costa Urbana – City of Buenos Aires	100	Jul-97	716,058	895,225	—	—	63,780
Subtotal Mixed-uses			12,089,010	6,259,545	10,518	75,869	85,916
Coto Abasto air space – Tower 2 - City of Buenos Aires (2)	100	Sep-97	—	10,768	—	8,193	94
Córdoba Shopping Adjoining plots – Córdoba (2)	100	Jun-15	8,000	13,500	—	1,080	75
Neuquén - Residential plot – Neuquén (2)(6)	100	Jun-99	13,000	58,000	—	58,000	167
Caballito Block 35 – City of Buenos Aires	100	Oct-98	9,879	57,192	—	30,064	833
Zetol – Uruguay	90	Jun-09	—	—	—	64,080	653
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	60,360	696
Subtotal residential			30,879	139,460	0	221,777	2,518
Polo Dot commercial expansion – City of Buenos Aires(7)	80	Nov-06	—	—	15,940	—	2,538
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			10,022	5,000	20,940		2,538
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	4,868
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	2,010
Córdoba Shopping adjoining plots – Córdoba (2)	100	Jun-15	2,800	5,000	5,000	—	5
Subtotal offices			21,735	5,000	62,998		6,883
Total future developments			12,151,646	6,409,005	94,456	302,205	97,855
Other land reserves (1)			3,279,563		7,297	3,204	3,267
Total land reserves			15,431,209	6,409,005	101,753	305,409	101,122
(1) Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Alto II Condominiums, Ocampo parking spaces, DOT adjoining plot. adjoining plot Mendoza Shopping, Pilar R8 Km 53, Pontevedra, San Luis Land and Llao Llao Land.
(2) These lands are classified as Property for Sale, therefore, their value is maintained at historical cost. The rest of the land is classified as Investment Properties, valued at market value.
(3) Pending deed subject to certain conditions.
(4) Classified as Intangible Assets, therefore their value is maintained at historical cost.
(5) This land is in judicial litigation.
(6) On December 21, 2021, we reported that the Legislature of the Autonomous City of Buenos Aires approved the regulations for the development of the property of approximately 70 hectares. Said regulation, designated: “U73 - Public Park and Urban Coast Urbanization,” enables the combination of diverse uses such as housing, offices, shops, services, public spaces, education and entertainment. For the purposes of its development, we will have a construction capacity of approximately 895,000 m², which will drive growth for the coming years through the development of mixed-use projects.
(7) The book value information presented herein does not derive directly from our Q3 Unaudited Condensed Interim Consolidated Financial Statements, because certain items are valued at fair value in those financial statement and are presentd in different financial statement line items.

The following table shows information about IRSA’s expansions of its current assets as of March 31, 2022:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	2,510	City of Buenos Aires
Subtotal current expansions		2,510
Other future expansions (1)		49,186
Subtotal future expansions		49,186
Total Shopping Malls		51,696
Patio Bullrich - Offices / Hotel (2)	100	20,000	City of Buenos Aires
Alto Palermo	100	14,199	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario(3)	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Total offices + residential		75,825
Total expansions		127,521
(1) Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa and Alto Comahue.
(2) There are 20,000 sqm available for expansion, but for that may necessary to replace 5,000 sqm of the commercial surface, then the surface available will be 15,000 sqm.
(3) Alto Rosario: 15,000 sqm of comercial feasible expansión. From the formal standpoint, over 80,000 sqm of residential and offices could be added, as well as over 60,000 sqm of retail.

Costa Urbana – former Solares de Santa María– South Coast, City of Buenos Aires

On December 21, 2021, the City of Buenos Aires passed a law approving the Regulations for the development of the property of approximately 70 hectares owned by the Company since 1997, previously known as “Solares de Santa María,” located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The law grants a New Standard, designated “U73 - Public Park and Costa Urbana Urbanization,” which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On October 29, 2021, a notification was received in relation to a collective legal protection action requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (Trial of 1st Instance in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause “Civil Association Observatory of the Right to Ciudad AND OTHERS AGAINST GCBA AND OTHERS ON LEGAL PROTECTION – OTHERS”- EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the legal protection. On March 15, 2022, IRSA appealed said ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). The issue is to be resolved before the Administrative, Tax and Consumer Relations Contentious Chamber - Room IV.

Residential Properties (available for sale)

In the residential market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping malls and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security.

International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53rd Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration.

Investment in Condor Hospitality Trust

We maintained our investment in the Condor Hospitality Trust Hotel REIT mainly through our subsidiary Real Estate Investment Group VII (“REIG VII”), in which we hold a 100% interest. Condor was a REIT listed on the NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

On September 22, 2021, Condor Hospitality Trust S.A. signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders’ Meeting held on November 12, 2021 and was completed on November 19, 2021 for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders’ Meeting held on December 1, 2021.

On December 10, 2021, in accordance with the aforementioned Plan, Condor’s Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE, pending the final liquidation of the residual company.

Others

Our interest in Banco Hipotecario

As of March 31, 2022, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices throughout Argentina.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of November 31, 2021, Banco Hipotecario ranked sixteenth in the Argentine financial system in terms of totals assets and twelfth in terms of loans. As of December 31, 2021, Banco Hipotecario’s shareholders’ equity was ARS 22,217.5 million, its consolidated assets were ARS 350,667.2 million, and its net income for the Fiscal Period ended December 31, 2021 was ARS 543.3 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

The aggregate amount of mortgage loans granted by Banco Hipotecario as of December 31, 2019, 2020 and 2021 were ARS 7,925.2 million, ARS 11,962.5 million and ARS 10,504.5 million, respectively. As of December 31, 2021, mortgage loans represented 18.5% of total loans to the non-financial private sector and mortgage loans accounted for 11.2% of interest income in our financial statements. Also, 0.9% of mortgage loans were delinquent, which represents 4.0% of total delinquent loans as of that date. Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. Its financial debt in total funding was 9.57% as of December 31, 2021.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management; BACS Administradora de Activos S.A.S.G.F.C.I., a mutual investment fund management company; BHN Sociedad de Inversión S.A., which controls BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

Communication “A” 7,312 of the BCRA, suspended the distribution of results until December 31, 2021. Communication “A” 7,421 of the BCRA issued on December 20, 2021 and which entered into force as of January 1, 2022, provides that until December 31, 2022, financial entities may distribute results for up to 20% of the amount that would have corresponded if the rules on distribution of results were applied. Likewise, entities that have authorization from the BCRA to distribute their results must implement it in 12 equal, monthly and consecutive installments.

Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. IRSA owns 35% of the equity of LRSA.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which the company already held 50% of the shares. IRSA CP also acquired a 1.25% interest in ENUSA. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman of the board of LRSA—with deciding vote on certain key governance matters—and the chief executive of LRSA. ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A. – ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 square meters and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the Universidad de Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID- 19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers was closed throughout the fiscal year 2021. We expect a gradual recovery during the fiscal year 2022 given that on July 12, the protocols for holding events, conferences and exhibitions were activated.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in construction activity and residential development projects in Argentina and Uruguay.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Convertible Notes that are convertible into Newly Issued Shares of TGLT for an aggregate amount of USD 22.2 million (USD 1.00 par value) due 2027.

On August 8, 2019, we executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As of March 31, 2022, IRSA owns 27.8% of TGLT’s capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD 4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

The DirecTV Arena stadium was closed during fiscal year 2021 as a result of the COVID-19 pandemic. On August 10, 2021 the local government established protocols for indoor events with up to 1,000 attendees. During fiscal year 2022 we expect the government to establish more flexible protocols for events, conferences, and exhibitions in indoor stadiums.

We are Appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of March 31, 2022, our participation in We are Appa S.A. was 93.63%.

¡Appa!, the We are Appa application, is a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience in shopping malls and offices. The current lines of business are: “¡Appa! Loyalty” consolidating services that improve the consumer experience in physical assets through discounts, parking payment, reservation of shifts and participation in raffles and “¡Appa! Corporate”, a tool that brings companies closer to their collaborators through experiences and exclusive discounts, allowing the reservation of workspaces for coworking modalities in the framework of the pandemic and the provisions of limited capacity. It is currently used by 3,672 employees from different companies.

During fiscal year 2021, ¡Appa! exceeded one million historical users, two million transactions and the launch of the payment solution and the new gift vouchers to be used both physically and virtually in shopping malls is nearby.

Avenida Inc.

As of March 31, 2022, IRSA indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of March 31, 2022:

Name of the entity	Country	Main activity	% of ownership interest held by the group
IRSA’s direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00%
Efanur S.A.	Uruguay	Investment	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%
U.T. IRSA y Galerias Pacifico (1)	Argentina	Investment	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%
Fibesa S.A.	Argentina	Real estate	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%
Torodur S.A.	Uruguay	Investment	100.00%
EHSA	Argentina	Investment	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%
Pareto S.A.	Argentina	Design and software development	93.63%
Tyrus S.A. ’s direct interest:
DFL and DN BV	Bermuda / Netherlands	Investment	99.50%
IRSA International LLC	USA	Investment	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%
Liveck S.A.	BVI	Investment	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%
Efanur S.A. ’s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%
(1) The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.

Property, Plant and Equipment

In the ordinary course of business, we lease property or spaces for administrative or commercial use both in Argentina under operating lease arrangements. The agreements include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties in Argentina as of March 31, 2022:

Property (5)	Date of Acquisition	Leasable/ Sale sqm / Rooms	Location	Net Book Value million of ARS (2)	Use	Occupancy rate
Abasto Shopping	Nov-99	37,162	City of Buenos Aires	9,419	Shopping Mall	97.2%
Alto Palermo Shopping	Dec-97	20,507	City of Buenos Aires	9,113	Shopping Mall	95.0%
Alto Avellaneda	Dec-97	39,944	Province of Buenos Aires, Argentina	7,008	Shopping Mall	81.0%
Alcorta Shopping(11)	Jun-97	15,812	City of Buenos Aires	5,721	Shopping Mall	98.2%
Alto Noa	Nov-95	19,388	City of Salta, Argentina	1,414	Shopping Mall	99.0%
Patio Bullrich	Oct-98	11,396	City of Buenos Aires	2,633	Shopping Mall	91.6%
Alto Rosario	Dec-04	33,959	City of Santa Fe, Argentina	5,607	Shopping Mall	95.8%
Mendoza Plaza	Dec-94	42,149	City of Mendoza, Argentina	2,169	Shopping Mall	87.5%
Córdoba Shopping –Villa Cabrera(10)	Dec-06	15,368	City of Córdoba, Argentina	1,655	Shopping Mall	100.0%
Patio Olmos	Sep-97	—	City of Córdoba, Argentina	1,651	Shopping Mall	N/A
Soleil Premium Outlet	Jul-10	16,077	Province of Buenos Aires, Argentina	2,370	Shopping Mall	99.8%
La Ribera Shopping	Aug-11	10,531	City of Santa Fe, Argentina	711	Shopping Mall	96.8%
Ocampo parking space	N/A	—	City of Buenos Aires	1,427	Shopping Mall	N/A
Beruti parking space	N/A	—	City of Buenos Aires	826	Shopping Mall	N/A
Dot Baires Shopping	May-09	47,243	City of Buenos Aires	7,722	Shopping Mall	80.9%
Distrito Arcos	Dec-14	14,457	City of Buenos Aires	2,683	Shopping Mall	92.8%
Alto Comahue	Mar-15	11,697	City of Neuquén, Argentina	1,238	Shopping Mall	96.2%
República Building	Dec-14	19,885	City of Buenos Aires	15,054	Office Rental	51.2%
Bankboston Tower (12)	Dec-14	—	City of Buenos Aires	308	Office Rental	N/A
Bouchard 551	Mar-07	—	City of Buenos Aires	530	Office Rental	—
Intercontinental Plaza Building	Dec-14	2,979	City of Buenos Aires	2,250	Office Rental	100.0%
Dot Building	Nov-06	11,242	City of Buenos Aires	7,675	Office Rental	92.6%
Zetta Building	May-09	32,173	City of Buenos Aires	21,304	Office Rental	89.8%
Phillips Building	Jun-17	8,017	City of Buenos Aires	4,855	Office Rental	100.0%
Catalinas building	Dec-20	18,016	City of Buenos Aires	14,092	Offices and Other Rentals	57.6%
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	10,195	Other Rentals	22.5%
Other properties for rent (4)	N/A	—	City and Province of Buenos Aires, Argentina	11,745	Other properties for rent	N/A
Other properties under development (14)	N/A	—	Province of Buenos Aires, Argentina	610	Properties under development	N/A
Building annexed to Alto Palermo Shopping	N/A	—	City of Buenos Aires	4,785	Properties under development	N/A
Buildable potentials (13)	N/A	—	City of Buenos Aires, Córdoba y Santa Fé	5,186	Land Reserve	N/A
Luján plot of land	May-08	1,160,000	Province of Buenos Aires, Argentina	1,740	Mixed uses	N/A
Caballito Plot of Land	Nov-97	—	City of Buenos Aires	5,954	Land Reserve	N/A
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	63,780	Land Reserve	25.9%
Other land reserves (3)	N/A	—	Province of Buenos Aires, Argentina	12,037	Land Reserve	N/A
Intercontinental Hotel (6) (11)	Nov-97	313	City of Buenos Aires	1,103	Hotel	45.1%
Libertador Hotel (7) (11)	Mar-98	200	City of Buenos Aires	472	Hotel	19.3%
Llao Llao Hotel (8) (9) (11)	Jun-97	205	City of Bariloche	1,875	Hotel	70.5%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances for our Hotels (considering inflation adjustment). The remaining properties are valued at fair value.
(3) Includes the following land reserves: Pontevedra plot; Mariano Acosta Plot, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, the building and plot annexed to Dot, Mendoza Plot, Mendoza 2.992 East Av. Plot and La Plata plot (through IRSA CP).
(4) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498, Santa María del Plata and Detroit properties.
(5) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(6) Through Nuevas Fronteras S.A.
(7) Through Hoteles Argentinos S.A.U.
(8) Through Llao Llao Resorts S.A.
(9) Includes “Terreno Bariloche.”
(10) The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”
(11) Express in number of rooms.
(12) The offices were totally sold during the fiscal year.
(13) Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(14) Includes the following developments: EH UT, PH Office Park, Phillips Building.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Information” and our Q3 Unaudited Condensed Interim Consolidated Financial Statements and related notes appearing elsewhere in this Form 6-K. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Form 6-K.

General

We prepare our Q3 Unaudited Condensed InterimConsolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Our Q3 Unaudited Condensed InterimConsolidated Financial Statements and the financial information included elsewhere in this Form 6-K have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Q3 Unaudited Condensed Interim Consolidated Financial Statements included in this Form 6-K have been adjusted by applying a general price index. See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.”

Our Q3 Unaudited Condensed Interim Consolidated Financial Statements have been restated for inflation in currency current as of March 31, 2022. Our Audited Consolidated Financial Statements, as filed with our Annual Report, have not been further restated as of the measuring unit current as of March 31, 2022, pursuant to SEC Financial Reporting Manual, Rule 6720.5, which provides that if interim financial information more current than otherwise required by SEC rules is included in a registration statement solely to comply with Instruction 3 to Item 8.A.5 of Form 20-F, it is not required that prior periods be restated. This Form 6-K should be read in conjunction with our Annual Report.

Overview

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

(i)
the acquisition, development and operation of shopping malls,

(ii)
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

(iii)
the development and sale of residential properties,

(iv)
the acquisition and operation of luxury hotels,

(v)
the acquisition of undeveloped land reserves for future development or sale, and

(vi)
selective investments outside Argentina.

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in such country.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	As of March, 31	Fiscal year ended June 30,
	2022	2021	2020	2019
	(nine-month)	(inter-annual data)
GDP (1)	8.6%(4)	17.9%	(19.1)%	(3.7)%
Inflation (IPIM) (2)	34.7%	65.1%	39.7%	60.8%
Inflation (CPI)	35.7%	50.2%	42.8%	55.8%
Depreciation of the Peso against the U.S. dollar	16.0%	(35.9%)	(66.1)%	(47.1)%
Average exchange rate per USD 1.00 (3)	ARS 101.287	ARS 95.6200	ARS 70.3600	ARS 42.3630
(1) Represents inter annual growth of the last twelve months GDP average at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)  IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)  Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina.
(4) Represents GDP variation as of December 31, 2021. Information as of March 31, 2022, has not been published as of the date of this document.

Argentine GDP increased 8.6% during the fourth quarter of 2021, compared to a contraction of 4.3% in the same quarter of 2020. Nationally, shopping mall sales increased 91.9% in January 2022, compared to the same month in 2021 and 105.2% compared to the same month in 2020. As of December 31, 2021, the unemployment rate was at 7.0% of the country’s economically active population compared to 11.0% as of December 31, 2020. The monthly estimate of economic activity (“EMAE”) as of January 31, 2022, increased by 5.4% compared to the same month in 2021. In the fourth quarter of 2021, the activity rate was 46.9%, the employment rate was 43.6% and the unemployment rate was 7.0%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The fourth quarter of 2021 showed an increase of 2.0 p.p. compared to the first quarter of the year; and an increase of 0.7 p.p. compared to the third quarter of 2021, driven by the lower proportion of people who were able to report to work during the COVID-19 emergency. Due to COVID-19 pandemic, total sales at current prices in the month of January 2022 relevant to the survey reached a total of ARS 31,219.4 million, which represents an increase of 91.9% compared to the same month in 2021 and 105.2% compared to the same month in 2020.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenue from services rendered.

The Argentine government is moving forward with the vaccination plan. As of the date of this Form 6-K, more than 107.4 million doses of the COVID-19 vaccine had been administered. Currently, there are more than 37.3 million people fully vaccinated in Argentina, representing approximately 82% of Argentina's total population. The advance of the virus could imply an economic deterioration of any of Argentina’s main trading partners (including Brazil, the European Union, China and the United States) as a result of the adoption of measures to contain the pandemic similar to those implemented in Argentina. The contraction in the economies of Argentina’s trading partners could have a significant adverse impact on Argentina’s trade balance through lower demand for exports or through a fall in the prices of agricultural commodities, negatively affecting the economy of Argentina.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
	(inter-annual data)
Fiscal year ended June 30,
2019	55.8%	60.8%
2020	42.8%	39.7%
2021	50.2%	65.1%
As of March 31, 2022	55.1%	50.3%

As of April 30, 2022, the Consumer Price Index was 6.0% compared to March, 2022; and 58.0% compared to April 2021.

The current structure of IRSA lease contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of IRSA’s shopping mall tenants’ sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in our Annual Report. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a quarterly and cumulative basis following the IPC index. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information on the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases” in our Annual Report.

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5.A. Operating Results – COVID-19 Pandemic” in our Annual Report.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

Effects of foreign currency fluctuations

              A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase our indebtedness measured in pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated- liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the peso against the U.S. dollar would increase the risk of delinquency on our lease receivables.

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase the value of our real estate properties measured in pesos and an appreciation of the peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed byArgentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact on real estate prices.

Fluctuations in the market value of our investment properties as a result of revaluations

             Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of income and other comprehensive income for the fiscal year/period during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example:

●
during the 2019 fiscal year, there was a 46.8% depreciation of the peso from ARS 28.85 to USD 1.00 as of June 30, 2018 to ARS 42.36 to USD 1.00 as of June 30, 2019;

●
during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD 1.00 as of June 30, 2019 to ARS 70.36 to USD 1.00 as of June 30, 2020; and

●
during the 2021 fiscal year, there was a 35.9% depreciation of the peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021.

●
during the first nine months of our 2022 fiscal year, there was a 16.0% depreciation of the peso from ARS 95.62 to USD 1.00 as of June 30, 2021 to ARS 110.91 to USD 1.00 as of March 31, 2022.

The value of the Company investment properties is determined in U.S. dollars pursuant to the methodologies further described in “Critical Accounting Policies and estimates” in our Annual Report, and then determined in pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA in the last two years).

Factors Affecting Comparability of our Results

Comparability of information

Office buildings

During the year ended June 30, 2019, our Office portfolio incorporated the Zetta building, an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City.

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operative since December 2020. During the second quarter of the fiscal year 2022, the Company sold and transferred four floors of the “261 Della Paolera” tower for a total area of approximately 4,797 sqm and 48 parking spaces located in the building. During March 2022, we sold and transferred five medium-height floors of the “261 Della Paolera” tower for a total area of approximately 5,920 sqm and 54 parking spaces located in the building. As of March 31, 2022, the Company owns 18,016 sqm in the building.

            On July 15, 2020, the Company signed an agreement to sell a mid-rise floor with an area of approximately 1,063 sqm and 5 parking spaces of BankBoston Tower located at 265 Della Paolera in Catalinas district of Buenos Aires City. Likewise, on August 25, 2020, the Company sold and transferred 5 additional floors with a gross rental area of 6,235 sqm and 25 garages located in the building. On November 5, 2020, the Company signed a purchase and sale agreement with possession of 4 floors for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building, and on November 12, 2020, the Company has entered into a purchase and sale agreement with an unrelated third party pursuant to which it has sold 3 floors for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building.

                On July 30, 2020, the Company sold the entire “Bouchard 710” tower, located in Plaza Roma District of Buenos Aires City. The building has 15,014 sqm of gross leasable area 12 office floors and 116 parking spaces.

As a subsequent event of the third quarter of the fiscal year, on April 19, 2022, the Company sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of gross leasable area on 20 office floors and 178 parking spaces.

Shopping malls

During the fiscal years ended June 30, 2021 and 2020, and for the period of nine months ended March 31, 2022, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 sqm due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Business Segment Reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Company, Mr. Eduardo S. Elsztain.

Segment information is reported from the perspective of products and services, considering separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the “Corporate” segment.

Below is the segment information which was prepared as follows:

● Operations Center in Argentina: Within this operations center, the group operates in the following segments:

o
The “Shopping Malls” segment includes results principally comprised of lease and service revenue related to rental of commercial space and other spaces in the shopping malls of the group.

o
The “Offices” segment includes the operating results from lease revenue of offices, other rental spaces and other service revenue related to the office activities.

o
The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

o
The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenue.

o
The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).

o
The “Others” segment primarily includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and TGLT, and the financial activities carried out by BHSA.

o
The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

From the 2018 fiscal year, the CODM reviews the office business as a single segment and the entertainment business in an aggregate manner and separately from offices, and has been presented in the “Others” segment.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements, except for the following:

●
Operating results from joint ventures are evaluated by the CODM applying the proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income on a line-by-line basis based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

●
Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment.” Assets are allocated to each segment based on the operations and/or their physical location.

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in the United States.

Revenue for each reporting segments derives from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Until September 2020 the group used to report its financial performance separately in two Operations Centers. However, as described in Note 1 to the Audited Consolidated Financial Statements, during September 2020 the group lost control of IDBD and, then, has reclassified the results of the Operations Center in Israel to discontinued operations. As a consequence of the situation described, from October 1, 2020, the group reports its financial performance through a single Operations Center. Segment information for the previous fiscal years has been recast for the purposes of comparability with the current fiscal year.

● Operations Center in Israel: as explained previously only includes assets and liabilities.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Below is a summary of the group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Statements of Income for the nine-month periods ended March 31, 2022 and 2021:

	Nine Months ended March 31, 2022
	Total Segment	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	15,634	(159)	4,001	(15)	19,461
Costs	(3,406)	60	(4,112)	(1)	(7,459)
Gross profit / (loss)	12,228	(99)	(111)	(16)	12,002
Net loss from fair value adjustment of investment properties	(12,204)	1,109	—	—	(11,095)
General and administrative expenses	(3,159)	10	—	34	(3,115)
Selling expenses	(1,348)	(1)	—	-	(1,349)
Other operating results, net	108	-	40	(18)	130
(Loss) / profit from operations	(4,375)	1,019	(71)	—	(3,427)
Share of profit of associates and joint ventures	(71)	(682)	-	—	(753)
Segment (loss) / profit	(4,446)	337	(71)	—	(4,180)
Reportable assets	261,642	(1,652)	—	31,573	291,563
Reportable liabilities	—	-	—	(165,280)	(165,280)
Net reportable assets	261,642	(1,652)	—	(133,707)	126,283

	Nine Months ended March 31, 2021
	Total Segment	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	11,183	(51)	3,133	(31)	14,234
Costs	(3,597)	79	(3,397)	—	(6,915)
Gross profit / (loss)	7,586	28	(264)	(31)	7,319
Net gain from fair value adjustment of investment properties	(10,484)	(151)	—	—	(10,635)
General and administrative expenses	(3,442)	10	—	48	(3,384)
Selling expenses	(1,642)	18	—	—	(1,624)
Other operating results, net	(183)	(3)	122	(17)	(81)
Profit from operations	(8,165)	(98)	(142)	—	(8,405)
Share of profit of associates and joint ventures	(3,223)	55	—	—	(3,168)
Segment profit	(11,388)	(43)	(142)	—	(11,573)
Reportable assets	294,625	(1,503)	—	35,524	328,646
Reportable liabilities	—	—	—	(188,386)	(188,386)
Net reportable assets	294,625	(1,503)	—	(152,862)	140,260

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 12 million and ARS 18 million as of March 31, 2022 and 2021 respectively.

Below is a summarized analysis of the segments from the group for the nine-month periods ended March 31, 2022 and 2021:

	Nine Months ended March 31, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenues	10,533	2,183	126	2,689	10	—	93	15,634
Costs	(996)	(236)	(287)	(1,505)	(14)	—	(368)	(3,406)
Gross profit / (loss)	9,537	1,947	(161)	1,184	(4)	—	(275)	12,228
Net (loss) / gain from fair value adjustment of investment properties (i)	(9,267)	(22,163)	18,803	—	4	—	419	(12,204)
General and administrative expenses	(1,305)	(377)	(253)	(465)	(54)	(591)	(114)	(3,159)
Selling expenses	(478)	(89)	(421)	(213)	—	(119)	(28)	(1,348)
Other operating results, net	(119)	(32)	(11)	(10)	209	—	71	108
(Loss) / profit from operations	(1,632)	(20,714)	17,957	496	155	(710)	73	(4,375)
Share of profit of associates and joint ventures	—	—	—	—	384	—	(455)	(71)
Segment (loss) / profit	(1,632)	(20,714)	17,957	496	539	(710)	(382)	(4,446)

Investment properties and trading properties	67,969	80,481	91,345	—	123	—	2,786	242,704
Investment in associates and joint ventures	—	—	—	—	139	—	9,280	9,419
Other operating assets	435	3,076	2,310	3,499	—	10	189	9,519
Operating assets	68,404	83,557	93,655	3,499	262	10	12,255	261,642

	Nine Months ended March 31, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenues	5,813	2,935	799	1,042	521	—	73	11,183
Costs	(772)	(231)	(782)	(1,131)	(441)	—	(240)	(3,597)
Gross profit / (loss)	5,041	2,704	17	(89)	80	—	(167)	7,586
Net (loss) / gain from fair value adjustment of investment properties	(15,041)	3,071	565	—	6	—	915	(10,484)
General and administrative expenses	(1,670)	(444)	(360)	(461)	(64)	(372)	(71)	(3,442)
Selling expenses	(292)	(183)	(963)	(160)	(36)	—	(8)	(1,642)
Other operating results, net	(143)	(3)	(12)	(9)	(11)	—	(5)	(183)
(Loss) / profit from operations	(12,105)	5,145	(753)	(719)	(25)	(372)	664	(8,165)
Share of loss of associates and joint ventures	—	—	(25)	—	(985)	—	(2,213)	(3,223)
Segment (loss) / profit	(12,105)	5,145	(778)	(719)	(1,010)	(372)	(1,549)	(11,388)

Investment properties and trading properties	88,775	108,551	69,786	—	171	—	3,198	270,481
Investment in associates and joint ventures	—	—	—	—	3,122	—	11,880	15,002
Other operating assets	526	1,960	2,793	3,662	—	12	189	9,142
Operating assets	89,301	110,511	72,579	3,662	3,293	12	15,267	294,625

Results of Operations for the nine-month periods ended March 31, 2022 and 2021

Below is a summary of the operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the nine-month periods ended March 31, 2022 and 2021.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.
(in million ARS)
Revenues	15,634	11,183	4,451	(159)	(51)	(108)	4,001	3,133	868	(15)	(31)	16	19,461	14,234	5,227
Costs	(3,406)	(3,597)	191	60	79	(19)	(4,112)	(3,397)	(715)	(1)	-	(1)	(7,459)	(6,915)	(544)
Gross profit / (loss)	12,228	7,586	4,642	(99)	28	(127)	(111)	(264)	153	(16)	(31)	15	12,002	7,319	4,683
Net (loss) / gain from fair value adjustment of investment properties	(12,204)	(10,484)	(1,720)	1,109	(151)	1,260	—	—	—	—	—	—	(11,095)	(10,635)	(460)
General and administrative expenses	(3,159)	(3,442)	283	10	10	—	—	—	—	34	48	(14)	(3,115)	(3,384)	269
Selling expenses	(1,348)	(1,642)	294	(1)	18	(19)	—	—	—	—	—	—	(1,349)	(1,624)	275
Other operating results, net	108	(183)	291	—	(3)	3	40	122	(82)	(18)	(17)	(1)	130	(81)	211
(Loss) / profit from operations	(4,375)	(8,165)	3,790	1,019	(98)	1,117	(71)	(142)	71	—	—	—	(3,427)	(8,405)	4,978
Share of (loss) / profit of associates and joint ventures	(71)	(3,223)	3,152	(682)	55	(737)	—	—	—	—	—	—	(753)	(3,168)	2,415
Segment (loss) / profit	(4,446)	(11,388)	6,942	337	(43)	380	(71)	(142)	71	—	—	—	(4,180)	(11,573)	7,393
Reportable assets	261,642	294,625	(32,983)	(1,652)	(1,503)	(149)	—	—	—	31,573	35,524	(3,951)	291,563	328,646	(37,083)
Reportable liabilities	—	—	—	—	—	—	—	—	—	(165,280)	(188,386)	23,106	(165,280)	(188,386)	23,106
Net reportable assets	261,642	294,625	(32,983)	(1,652)	(1,503)	(149)	—	—	—	(133,707)	(152,862)	19,155	126,283	140,260	(13,977)

Below is a summary analysis of the operating segments by products and services for the nine-month periods ended March 31, 2022 and 2021:

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.	03.31.22	03.31.21	Var.
(in million ARS)
Revenues	10,533	5,813	4,720	2,183	2,935	(752)	126	799	(673)	2,689	1,042	1,647	10	521	(511)	—	—	—	93	73	20	15,634	11,183	4,451
Costs	(996)	(772)	(224)	(236)	(231)	(5)	(287)	(782)	495	(1,505)	(1,131)	(374)	(14)	(441)	427	—	—	—	(368)	(240)	(128)	(3,406)	(3,597)	191
Gross profit / (loss)	9,537	5,041	4,496	1,947	2,704	(757)	(161)	17	(178)	1,184	(89)	1,273	(4)	80	(84)	—	—	—	(275)	(167)	(108)	12,228	7,586	4,642
Net (loss) / gain from fair value adjustment of investment properties	(9,267)	(15,041)	5,774	(22,163)	3,071	(25,234)	18,803	565	18,238	—	—	—	4	6	(2)	—	—	—	419	915	(496)	(12,204)	(10,484)	(1,720)
General and administrative expenses	(1,305)	(1,670)	365	(377)	(444)	67	(253)	(360)	107	(465)	(461)	(4)	(54)	(64)	10	(591)	(372)	219	(114)	(71)	(43)	(3,159)	(3,442)	283
Selling expenses	(478)	(292)	(186)	(89)	(183)	94	(421)	(963)	542	(213)	(160)	(53)	—	(36)	36	(119)	—	(119)	(28)	(8)	(20)	(1,348)	(1,642)	294
Other operating results, net	(119)	(143)	24	(32)	(3)	(29)	(11)	(12)	1	(10)	(9)	(1)	209	(11)	220	—	—	—	71	(5)	76	108	(183)	291
(Loss) / profit from operations	(1,632)	(12,105)	10,473	(20,714)	5,145	(25,859)	17,957	(753)	18,710	496	(719)	1,215	155	(25)	180	(710)	(372)	(338)	73	664	(591)	(4,375)	(8,165)	3,790
Share of (loss) / profit of associates and joint ventures	—	—	—	—	—	—	—	(25)	25	—	—	—	384	(985)	1,369	—	—	—	(455)	(2,213)	1,758	(71)	(3,223)	3,152
Segment (loss) / profit	(1,632)	(12,105)	10,473	(20,714)	5,145	(25,859)	17,957	(778)	18,735	496	(719)	1,215	539	(1,010)	1,549	(710)	(372)	(338)	(382)	(1,549)	1,167	(4,446)	(11,388)	6,942
Reportable assets	68,404	89,301	(20,897)	83,557	110,511	(26,954)	93,655	72,579	21,076	3,499	3,662	(163)	262	3,293	(3,031)	10	12	(2)	12,255	15,267	(3,012)	261,642	294,625	(32,983)
Reportable liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net reportable assets	68,404	89,301	(20,897)	83,557	110,511	(26,954)	93,655	72,579	21,076	3,499	3,662	(163)	262	3,293	(3,031)	10	12	(2)	12,255	15,267	(3,012)	261,642	294,625	(32,983)

Revenue March 2022 vs. March 2021

Revenue from sales, leases, and services, according to the income statement, increased by ARS 5,227 million from ARS 14,234 million during the nine-month period ended March 31, 2021, to ARS 19,461 million during the nine-month period ended March 31, 2022. In index terms, revenue from sales, leases, and services increased by 36.7%.

In turn, revenue from expenses and Collective Promotion Fund increased by 27.7%, from ARS 3,133 million (out of which ARS 2,844 million are allocated to the Shopping Malls segment and ARS 289 million are allocated to the Offices segment) during the nine-month period ended March 31, 2021, to ARS 4,001 million (out of which ARS 3,650 million are allocated to the Shopping Malls segment and ARS 351 million are allocated to the Offices segment) during the nine-month period ended March 31, 2022.

Moreover, revenue from our joint ventures increased by 211.8%, from ARS 51 million (out of which ARS 27 million are allocated to the Shopping Malls segment and ARS 24 million are allocated to the Offices segment) during the nine-month period ended March 31, 2021 to ARS 159 million (out of which ARS 78 million are allocated to the Shopping Malls segment and ARS 81 million are allocated to the Offices segment) during the nine-month period ended March 31, 2022.

Finally, revenue from inter-segment transactions decreased by ARS 16 million, from ARS 31 million during the nine-month period ended March 31, 2021, to ARS 15 million during the nine-month period ended Mach 31, 2022.

Therefore, according to information by segments, revenue increased by ARS 4,451 million, from ARS 11,183 million during the nine-month period March 31, 2021, to ARS 15,634 million during the nine-month period ended March 31, 2022. Revenue, according to information by segments, increased by 39.8%.

Shopping Malls. Revenue from the Shopping Malls segment increased by 81.2% from ARS 5,813 million during the nine-month period ended March 31, 2021, to ARS 10,533 million during the nine-month period ended March 31, 2022. Such increase is mainly attributable to the fact that in the previous period there were still restrictions as a consequence of the COVID 19 pandemic, and is mainly explained by: (i) an increase of ARS 4,445 million in revenue base rent and revenue contingent rent due to the rent relief policy for the tenants in all Shopping Malls from the previous period; and (ii) an ARS 318 million increase in revenue from parking.

Offices. Revenue from the Offices segment decreased by 25.6% from ARS 2,935 million during the nine-month period ended March 31, 2021, to ARS 2,183 million during the nine-month period ended March 31, 2022. This variation is mainly explained by a decrease in revenue from leases by 26.7%, from ARS 2,845 million during the nine-month period ended March 31, 2021 to ARS 2,085 million during the nine-month period ended March 31, 2022, mainly as a result of less income from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during the fiscal year ended June 30, 2021.

Sales and Developments. Revenue from the Sales and Developments segment recorded a 84.2% decrease from ARS 799 million during the nine-month period ended March 31, 2021, to ARS 126 million during the nine-month period ended March 31, 2022. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the group over time.

Hotels. Revenue from our Hotels segment increased by 158.1% from ARS 1,042 million during the nine-month period ended March 31, 2021, to ARS 2,689 million during the nine-month period ended March 31, 2022, mainly due to a higher occupancy level in the nine-month period ended March 31, 2022 due to the lifting of restrictions that were imposed as a result of the COVID 19 pandemic.

International. Revenue from our International segment decreased by ARS 511 million, from ARS 521 million during the nine-month period ended March 31, 2021, to ARS 10 million during the nine-month period ended March 31, 2022, due to the sale of Stowe House in USD 3.45 million during the previous period, generating a profit of USD 0.3 million.

Corporate. There were no revenue associated with our Corporate segment for the reported periods.

Others. Revenue from the Others segment increased by 27.4% from ARS 73 million during the nine-month period ended March 31, 2021, to ARS 93 million during the nine-month period ended March 31, 2022, mainly due to an increase of incomes from the resumption of activities (congresses and fairs) from LA RURAL S.A. – OFC S.R.L. – OGDEN S.A. – ENTRETENIMIENTO UNIVERSAL S.A. – Joint venture – (Convention Center and Exhibitions of the City of Buenos Aires Administrator), due to the lifting of restrictions as a consequence of the COVID 19 pandemic.

Costs March 2022 vs. March 2021

Total consolidated costs, according to the income statement, increased by ARS 544 million, from ARS 6,915 million during the nine-month period ended March 31, 2021, to ARS 7,459 million during the nine-month period ended March 31, 2022. In index terms, costs increased by 7.9%. Furthermore, consolidated total costs measured as a percentage of consolidated total revenue decreased from 48.6% during the nine-month period ended March 31, 2021to 38.3% during the nine-month period ended March 31, 2022.

In turn, costs related to expenses and Collective Promotion Fund increased by 21.0% from ARS 3,397 million (out of which ARS 3,096 million are allocated to the Shopping Malls segment and ARS 301 million are allocated to the Offices segment) during the nine-month period ended March 31, 2021, to ARS 4,112 million (out of which ARS 3,753 million are allocated to the Shopping Malls segment and ARS 359 million are allocated to the Offices segment) during the nine-month period ended March 31, 2022, mainly due to higher costs originated by our Shopping Malls, which increased by 21.2%.

Likewise, costs from our joint ventures decreased from ARS 79 million during the nine-month period ended March 31, 2021 (out of which ARS 11 million are allocated to the Shopping Malls segment; ARS 58 million to the Offices segment and 10 million to the Sales and Developments segment), to ARS 60 million during the nine-month period ended March 31, 2022 (out of which ARS 11 million are allocated to the Shopping Malls segment; ARS 46 million to the Offices segment and ARS 3 million to the Sales and Developments segment).

Finally, costs from inter-segment operations increased by ARS 1 million during the nine-month period ended March 31, 2022. In the previous periods, there were no cost charges from inter-segment operations.

Therefore, according to information by segments (taking into account the costs from our joint ventures and without considering the costs associated with expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced a decrease of ARS 191 million, from ARS 3,597 million during the nine-month period ended March 31, 2021 to ARS 3,406 million during the nine-month period ended March 31, 2022. In index terms, costs decreased by 5.3%. Likewise, total costs, measured as a percentage of total revenue, according to information by segments, decreased from 32.2% during the nine-month period ended March 31, 2021 to 21.8% during the nine-month period ended March 31, 2022.

Shopping Malls. Costs associated with the Shopping Malls segment increased by 29.0%, from ARS 772 million during the nine-month period ended March 31, 2021, to ARS 996 million during the nine-month period ended March 31, 2022, mainly due to: (i) an increase in leases and expenses of ARS 238 million; (ii) an increase in maintenance expenses of ARS 50 million;partially offset by; (iii) a decrease in salaries, social security charges and other personnel administrative expenses of ARS 62 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenue from this segment, decreased from 13.3% during the nine-month period ended March 31, 2021, to 9.5% during the nine-month period ended March 31, 2022.

Offices. Costs associated with the Offices segment increased by 2.2%, from ARS 231 million during the nine-month period ended March 31, 2021, to ARS 236 million during the nine-month period ended March 31, 2022, mainly due to: (i) an increase in leases and expenses of ARS 27 million (ii) an increase of ARS 13 million in amortization and depreciation charges; partially offset by; (iii) a decrease in fees and compensation services of ARS 12 million and (iv) a decrease in salaries, social security charges and other personnel administrative expenses of ARS 11 million . Costs associated with the Offices segment, measured as a percentage the revenue from this segment, increased from 7.9% during the nine-month period ended March 31, 2021, to 10.8% during the nine-month period ended March 31, 2022.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 63.3% decrease from ARS 782 million during the nine-month period ended March 31, 2021, to ARS 287 million during the nine-month period ended March 31, 2022 mainly due to: (i) a decrease of ARS 605 million in the cost of sale of goods and services; partially offset by; (ii) an increase of ARS 41 million in taxes, rates and contributions, (iii) and increase in fees and compensation services of ARS 37 million and (iv) an increase in leases and expenses of ARS 26 million.

Hotels. Costs in the Hotels segment increased by 33.1%, from ARS 1,131 million during the nine-month period ended March 31, 2021, to ARS 1,505 million during the nine-month period ended March 31, 2022, mainly as a result of (i) an ARS 131 million increase in food, beverages and other hotel expenses; (ii) an ARS 116 million increase in the costs of salaries, social security and other personnel expenses and (iii) an ARS 100 million increase in maintenance, repair, and services expenses. Costs in the Hotels segment, measured as a percentage of revenue from this segment, decreased from 108.5% during the nine-month period ended March 31, 2021, to 56.0% during the nine-month period ended March 31, 2022.

International. Costs in the International segment decreased by 96.8%, from ARS 441 million during the nine-month period ended March 31, 2021, and ARS 14 million during the nine-month period ended March 31, 2022, mainly as a result of an increase in cost of selling properties due to the sale of Stowe House in the previous period. Costs in the International segment, measured as a percentage of revenue from this segment, increased from 84.6% during the nine-month period ended March 31, 2021, to 140.0% during the nine-month period ended March 31, 2022.

Corporate. There were no costs associated with our Corporate segment for the reported periods.

Others. Costs in the Others segment increased by 53.3%, from ARS 240 million during the nine-month period ended Mach 31, 2021, to ARS 368 million during the nine-month period ended March 31, 2022, mainly as a result of an increase in fees and payments for services and an increase in charge salaries, social security costs and other personnel administrative expenses related to the development and implementation of Appa Shops.

Gross profit March 2022 vs. March 2021

The total consolidated gross profit, according to the income statement, increased by ARS 4,683 million from ARS 7,319 million during the nine-month period ended March 31, 2021 to ARS 12,002 million during the nine-month period ended March 31, 2022. In index terms, the gross profit increased by 64.0%. The total consolidated gross profit, measured as a percentage of revenue, increased from 51.5% during the nine-month period ended March 31, 2021 to 61.7% during the nine-month period ended March 31, 2022.

In turn, total gross (loss) on account of expenses and collective promotion fund decreased by ARS 153 million, from ARS 264 million during the nine-month period ended March 31, 2021 (out of which a loss of ARS 252 million derives from Shopping Malls segment and a loss of ARS 12 million from the Offices segment), to ARS 111 million during the nine-month period ended March 31, 2022 (out of which a loss of ARS 103 million derives from Shopping Malls segment and a loss of ARS 8 million from the Offices segment).

Additionally, the gross profit from our joint ventures increased by 453.6%, from a loss of ARS 28 million during the nine-month period ended March 31, 2021 to a profit of ARS 99 million during the nine-month period ended March 31, 2022.

Therefore, according to information by segments, gross profit increased by ARS 4,642 million, from ARS 7,586 million during the nine-month period ended March 31, 2021 to ARS 12,228 million during the nine-month period ended March 31, 2022. In index terms, the gross profit increased by 61.2%. In addition, gross profit, measured as a percentage of revenue, according to information by segments, increased from 67.8% during the nine-month period ended March 31, 2021, to 78.2% during the nine-month period ended March 31, 2022.

Shopping Malls. Gross profit from the Shopping Malls segment increased by 89.2%, from ARS 5,041 million during the nine-month period ended March 31, 2021, to ARS 9,537 million during the nine-month period ended March 31, 2022, mainly as a result of the reopening of shopping malls in the current period unlike the previous period which had progressive openings and with more restrictions. Gross profit from the Shopping Malls segment as a percentage of the segment revenue, increased from 86.7% during the nine-month period ended March 31, 2021, to 90.5% during the nine-month period ended March 31, 2022.

Offices. Gross profit from the Offices segment decreased by 28.0%, from ARS 2,704 million during the nine-month period ended March 31, 2021, to ARS 1,947 million during the nine-month period ended March 31, 2022. Gross profit from the Offices segment, measured as percentage of revenue from this segment, decreased from 92.1% during the nine-month period ended March 31, 2021, to 89.2% during the nine-month period ended March 31, 2022.

Sales and developments. Gross (loss) / profit from the Sales and Developments segment decreased by 1,047.1%, from a profit of ARS 17 million during the nine-month period ended March 31, 2021, to an ARS 161 million loss during the nine-month period ended March 31, 2022.

Hotels. Gross profit / (loss) from the Hotels segment increased by 1,430.3%, from a loss of ARS 89 million during the nine-month period ended March 31, 2021, to an ARS 1,184 million gross during the nine-month period ended March 31, 2022. Gross profit from the Hotels segment, measured as a percentage of revenue from this segment, increased from 8.5% negative during the nine-month period ended March 31, 2021, to 44.0% positive during the nine-month period ended March 31, 2022.

International. Gross loss from the International segment decreased by ARS 84 million, from a gross profit of ARS 80 million during the nine-month period ended March 31, 2021 to an ARS 4 million gross loss during the nine-month period ended March 31, 2022. Gross loss from the International segment, measured as a percentage of revenue from this segment, decreased from 15.4% positive during the nine-month period ended March 31, 2021, to 40.0% negative during the nine-month period ended March 31, 2022.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported periods.

Others. Gross loss from the Others segment increased by 64.7%, from a loss of ARS 167 million during the nine-month period ended March 31, 2021, to a loss of ARS 275 million during the nine-month period ended March 31, 2022. Gross loss from the Others segment, measured as a percentage of revenue from this segment, decreased from 228.8% negative during the nine-month period ended March 31, 2021, to 295.7% negative during the nine-month period ended March 31, 2022.

Net gain/ (loss) from fair value adjustment of investment properties March 2022 vs. March 2021

Total consolidated net loss from fair value adjustment of investment properties, according to the income statement, increased by ARS 460 million, from a net loss of ARS 10,635 million during the nine-month period ended March 31, 2021, to a net loss of ARS 11,095 million during the nine-month period ended March 31, 2022.

The net gain / (loss) from fair value adjustment of investment properties, according to information by segments, went from a loss of ARS 10,484 million during the nine-month period ended March 31, 2021 (out of which an ARS 15,041 million loss derives from our Shopping Malls segment; an ARS 3,071 million gain from our Offices segment; an ARS 565 million gain from our Sales and Developments segment; an ARS 6 million gain from our International segment and an ARS 915 million gain from our Others segment) to a loss of ARS 12,204 million during the nine-month period ended March 31, 2022 (out of which an ARS 9,267 million loss derives from our Shopping Malls segment; an ARS 22,163 million loss from our Offices segment; an ARS 18,803 million gain from our Sales and Developments segment, which mainly consist of a higher value in Costa Urbana due to the fair value adjustment after the approval of the regulations for the development of the property by the Legislature of the Autonomous City of Buenos Aires; an ARS 4 million gain from our International segment and an ARS 419 million gain from our Others segment) during the nine-month period ended March 31, 2022.

The net impact in the peso values of our shopping malls was primarily a consequence of: (i) an increase of 13 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 1,793 million; (ii) additionally, due to the impact of the inflation adjustment, ARS 20,222 million were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income; (iii) gain of ARS 2,252 million as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from Shopping Malls and (iv) positive impact of ARS 5,932 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement.The value of our office buildings and other rental properties measured in real terms decreased by 17.67% during the nine-month period ended March 31, 2022, due to the variation of the implicit exchange rate. Likewise, there is an impact on the sales, which include the sale of the Republica Building in April 2022.

General and administrative expenses March 2022 vs. March 2021

Total general and administrative expenses, according to the income statement, recorded a decrease of ARS 269 million, from ARS 3,384 million during the nine-month period ended March 31, 2021 to ARS 3,115 million during the nine-month period ended March 31, 2022. In index terms, administrative expenses decreased by 7.9%. Total administrative expenses, measured as a percentage of revenue, decreased from 23.8% during the nine-month period ended March 31, 2021, to 16.0% during the nine-month period ended March 31, 2022.

In turn, administrative expenses of our joint ventures showed no variations between the reported periods.

Finally, administrative expenses for inter-segment decreased by ARS 14 million, from ARS 14 million during the nine-month period ended March 31, 2021 to ARS 34 million during the nine-month period ended March 31, 2022.

Therefore, according to information by segments, administrative expenses decreased by ARS 283 million, from ARS 3,442 million during the nine-month period ended March 31, 2021, to ARS 3,159 million during the nine-month period ended March 31, 2022. In index terms, administrative expenses, decreased by 8.2%. Administrative expenses, measured as a percentage of revenue, decreased from 30.8% during the nine-month period ended March 31, 2021, to 20.2% during the nine-month period ended March 31, 2022.

Shopping Malls. Administrative expenses of Shopping Malls decreased by 21.9%, from ARS 1,670 million during the nine-month period ended March 31, 2021, to ARS 1,305 million during the nine-month period ended March 31, 2022, mainly due to: (i) a decrease of ARS 497 million in fees payable to directors; partially offset by: (ii) an increase of ARS 129 million in salaries, social security charges and other personnel administrative expenses and (iii) an increase of ARS 50 million in fees and compensation for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, decreased from 28.7% during the nine-month period ended March 31, 2021, to 12.4% during the nine-month period ended March 31, 2022.

Offices. The general and administrative expenses of our Offices segment decreased by 15.1%, from ARS 444 million during the nine-month period ended March 31, 2021, to ARS 377 million during the nine-month period ended March 31, 2022, mainly as a result of: (i) a decrease in fees payable to directors of ARS 126 million; partially offset by: (ii) an increase of ARS 30 million in salaries, social security charges and other personnel administrative expenses and (iii) an increase of ARS 19 million in amortization and depreciation charges. General and administrative expenses, measured as a percentage of revenue from the same segment, increased from 15.1% during the nine-month period ended March 31, 2021, to 17.3% during the nine-month period ended March 31, 2022.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 29.7%, from ARS 260 million during the nine-month period ended March 31, 2021, to ARS 253 million during the nine-month period ended March 31, 2022.

Hotels. General and administrative expenses associated with our Hotels segment increased by 0.9%, from ARS 461 million during the nine-month period ended March 31, 2021, to ARS 465 million during the nine-month period ended March 31, 2022, mainly as a result of: (i) an increase of ARS 9 million in banking expenses; (ii) an ARS 6 million decrease in taxes, rates and contributions; (iii) an ARS 4 million increase in maintenance, security, cleaning, repairs and related expenses; (iv) an ARS 2 million increase in traveling, transportation and stationery; partially offset by: (v) an ARS 19 million decrease in salaries, social security and other personnel administrative expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenue from this segment, decreased from 44.2% during the nine-month period ended March 31, 2021, to 17.3% during the nine-month period ended March 31, 2022.

International. General and administrative expenses associated with our International segment decreased by 15.6%, from ARS 64 million during the nine-month period ended March 31, 2021, to ARS 54 million during the nine-month period ended March 31, 2022, mainly as a result of (i) an ARS 6 million decrease in maintenance, security, cleaning, repairs and related expenses and (ii) an ARS 3 million decrease in fees and compensation for services.

Corporate. General and administrative expenses associated with our Corporate segment increased by 58.9%, from ARS 372 million during the nine-month period ended March 31, 2021, to ARS 591 million during the nine-month period ended March 31, 2022, mainly as a result of: (i)an increase in fees payable to directors of ARS 213 million; (ii) an increase of ARS 97 million in fees and compensation for services; partially offset by: (iii) an ARS 42 million decrease in salaries, social security and other personnel administrative expense and (iv) a decrease of ARS 20 million in banking expenses.

Others. General and administrative expenses associated with our Others segment increased by 60.6%, from ARS 71 million during the nine-month period ended March 31, 2021, to ARS 114 million during the nine-month period ended March 31, 2022, mainly due to an increase of ARS 27 million in fees and compensation for services.

Selling expenses March 2022 vs. Mach 2021

Total consolidated selling expenses, according to the income statement, showed a decrease of ARS 275 million, from ARS 1,624 million during the nine-month period ended March 31, 2021 to ARS 1,349 million during the nine-month period ended March 31, 2022. In index terms, selling expenses decreased by 16.9%. Total consolidated selling expenses, measured as a percentage of revenue from sales, leases and services, decreased from 11.4% during the nine-month period ended March 31, 2021, to 6.9% during the nine-month period ended March 31, 2022.

In turn, selling expenses of our joint ventures decreased by ARS 18 million, from ARS 27 million during the nine-month period ended March 31, 2021, to ARS 1 million during the nine-month period ended March 31, 2022.

Therefore, according to information by segments, selling expenses decreased by ARS 294 million, from ARS 1,642 million during the nine-month period ended March 31, 2021 to ARS 1,348 million during the nine-month period ended March 31, 2022. In index terms, selling expenses decreased by 17.9%. Selling expenses, measured as a percentage of revenue, according to information by segments, decreased from 14.7% during the nine-month period ended March 31, 2021, to 8.6% during the nine-month period ended March 31, 2022.

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 63.7%, from ARS 292 million during the nine-month period ended March 31, 2021, to ARS 478 million during the nine-month period ended March 31, 2022, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 179 million; (ii)an increase in the charge of publicity, advertising and other commercial expenses of ARS 57 million; partially offset by (iii) an ARS 40 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses, measured as a percentage of revenue from the Shopping Malls segment, decreased from 5.0% during the nine-month period ended March 31, 2021, to 4.5% during the nine-month period ended March 31, 2022.

Offices. Selling expenses associated with our Offices segment decreased by 51.4%, from ARS 183 million during the nine-month period ended March 31, 2021, to ARS 89 million during the nine-month period ended March 31, 2022. Such variation was mainly generated as a result of: (i) an ARS 48 million decrease in the charge oftaxes, rates and contributions; (ii) a decrease in the charge of doubtful accounts of ARS 30 million and (iii) an ARS 12 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Offices segment, measured as a percentage of revenue from this segment, decreased from 6.2% during the nine-month period ended March 31, 2021, to 4.1% during the nine-month period ended March 31, 2022.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 56.3%, from ARS 963 million during the nine-month period ended March 31, 2021, to ARS 421 million during the nine-month period ended March 31, 2022. Such variation was mainly generated by: (i) an ARS 315 million decrease in taxes, rates and contributions and (ii) an ARS 212 million decrease in fees and compensation, both charges related to the sale of Bouchard Building and sale of floors in Boston Tower in the previous period.

Hotels. Selling expenses associated with our Hotels segment increased by 33.1%, from ARS 160 million during the nine-month period ended March 31, 2021, to ARS 213 million during the nine-month period ended March 31, 2022, mainly as a result of: (i) an increase of ARS 69 million in taxes, rates and contributions; partially offset by (ii) an ARS 13 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenue from this segment, decreased from 15.4% during the nine-month period ended March 31, 2021, to 7.9% during the nine-month period ended March 31, 2022.

International. Selling expenses associated with the International segment decreased by 100.0%, recording ARS 36 million during the nine-month period March 31, 2021, due to fees and compensation for services and no charge was recorded during the nine-month period ended March 31, 2022.

Corporate. Selling expenses associated with our Corporate segment increased by 100.0%, no recording charges during the nine-month period ended March 31, 2021, and recording ARS 119 million during the nine-month period ended March 31, 2022, mainly due to charges of publicity, advertising and other commercial expenses.

Others. Selling expenses associated with our Others segment increased by 250.0%, from ARS 8 million during the nine-month period ended March 31, 2021, to ARS 28 million during the nine-month period ended March 31, 2022. Selling expenses associated with our Others segment, measured as a percentage of revenue from this segment, increased from 11.0% during the nine-month period ended March 31, 2021, to 30.1% during the nine-month period ended March 31, 2022.

Other operating results, net March 2022 vs. March 2021

Other operating results, net, according to the income statement, recorded a variation of ARS 211 million, from a net loss of ARS 81 million during the nine-month period ended March 31, 2021, to a net profit of ARS 130 million during the nine-month period ended March 31, 2022.

Other operating results, net from our joint ventures increased by ARS 3 million, from a net loss of ARS 3 million during the nine-month period ended March 31, 2021, no recording charges during the nine-month period ended March 31, 2022.

In turn, other operating results on account of building administration expenses and collective promotion fund decreased by ARS 82 million, from a net gain of ARS 122 million during the nine-month period ended March 31, 2021 (out of which a profit of ARS 120 million are allocated to the Shopping Malls segment and a profit of ARS 2 million to the Offices segment), to a net gain of ARS 40 million during the nine-month period ended March 31, 2022 (which are totally allocated to the Shopping Malls segment).

Therefore, according to information by segments, the other operating results line, net, increased by ARS 291 million, from a net loss of ARS 183 million during the nine-month period ended March 31, 2021 to a net profit of ARS 108 million during the nine-month period ended March 31, 2022.

Shopping Malls. Other operating results, net associated with our Shopping Malls segment increased by 16.8%, from a net loss of ARS 143 million during the nine-month period ended March 31, 2021, to a net loss of ARS 119 million during the nine-month period ended March 31, 2022, mainly as a result of: (i) an increase of ARS 59 million in interest generated by operating credits; (ii) a decrease of ARS 19 million in donations, partially offset by: (iii) an increase of ARS 63 million in the loss for lawsuits and others. Other operating results, net, from this segment, as a percentage of revenue from this segment, increased from 2.5% negative during the nine-month period ended March 31, 2021, to 1.1% negative during the nine-month period ended March 31, 2022.

Offices. Other operating results, net associated with our Offices segment decreased, from a net loss of ARS 3 million during the nine-month period ended March 31, 2021, to a net loss of ARS 32 million during the nine-month period ended March 31, 2022, mainly as a consequence of a decrease for ARS 30 million in interest generated by operating credits. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 0.1% during the nine-month period ended March 31, 2021, to 1.5% negative during the nine-month period ended March 31, 2022.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 8.3%, from a net loss of ARS 12 million during the nine-month period ended March 31, 2021, to a net loss of ARS 11 million during the nine-month period ended March 31, 2022, mainly due to (i) a decrease of ARS 64 million in donations; partially offset by; (ii) a variation of ARS 51 million due to the gain from disposal of subsidiary and associates in the previous period.

Hotels Other operating results, net associated with the Hotels segment decreased by 11.1%, from a net loss of ARS 9 million during the nine-month period ended March 31, 2021, to a net loss of ARS 10 million during the nine-month period ended March 31, 2022, mainly due to lower charges from lawsuits and others. Other operating results, net from this segment, as a percentage of the revenue from this segment, increased from 0.9% negative during the nine-month period ended March 31, 2021, to 0.4% negative during the nine-month period ended March 31, 2022.

International. Other operating results, net associated with the International segment recorded an increase from a net loss of ARS 11 million during the nine-month period ended March 31,2021, to a net profit of ARS 209 million during the nine-month period ended March 31, 2022

Corporate. Other operating results, net associated with the Corporate segment showed no variations between the reported periods.

Others. Other operating results, net associated with the Others segment increased by 1,520.0%, from a net loss of ARS 5 million during the nine-month period ended March 31, 2021, to a net profit of ARS 71 million during the nine-month period ended March 31, 2022, mainly due to lack of income of fee charged to La Rural S.A. during the previous period and an increase of ARS 13 million of the management fees. Other operating results, net from this segment, as a percentage of the revenue from this segment, increased from 6.8% negative during the nine-month period ended March 31, 2021, to 76.3% positive during the nine-month period ended March 31, 2022.

Profit / (loss) from operations March 2022 vs. March 2021

Total consolidated profit / (loss) from operations, according to the income statement, increased from a net loss of ARS 8,405 million during the nine-month period ended March 31, 2021 to a net loss of ARS 3,427 million during the nine-month period ended March 31, 2022. The profit / (loss) from operations varied by 59.2%. Total consolidated profit / (loss) from operations, measured as a percentage of revenue from sales, leases and services, decreased from 59.2% negative during the nine-month period ended March 31, 2021, to 17.6% negative during the nine-month period ended March 31, 2022.

Profit / (loss) from operations from our joint ventures increased from a loss of ARS 98 million during the nine-month period ended March 31, 2021 (out of which a net profit of ARS 82 million is allocated to the Shopping Malls segment; a net loss of ARS 193 million to the Offices segment and a profit of ARS 13 million to the Sales and Developments segment), to a net gain of ARS 1,019 million during the nine-month period ended March 31, 2022 (out of which a net loss of ARS 20 million is allocated to the Shopping Malls segment; a net gain of ARS 1,037 million to the Offices segment and a net gain of ARS 2 million to the Sales and Developments segment).

Therefore, according to information by segments, the net loss from operations decreased from a net loss of ARS 8,165 million during the nine-month period ended March 31, 2021, to a net loss of ARS 4,375 million during the nine-month period ended March 31, 2022. The profit / (loss) from operations, measured as a percentage of revenue, according to information by segments, decreased from a 73.0% loss during the nine-month period ended March 31, 2021, to a 28.0% loss during the nine-month period ended March 31, 2022.

Shopping Malls. Profit / (loss) from operations associated with the Shopping Malls segment increased from a loss of ARS 12,105 million during the nine-month period ended March 31, 2021, to a loss of ARS 1,632 million during the nine-month period ended March 31, 2022.

Offices. Profit / (loss) from operations associated with our Offices segment decreased by 502,6%, from a net profit of ARS 5,145million during the nine-month period ended March 31, 2021, to a net loss of ARS 20,714 million during the nine-month period ended March 31, 2022. Such variation was mainly due to an ARS 25,234 million decrease in the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Offices segment, as a percentage of revenue from such segment, decreased from 175.3% positive during the nine-month period ended March 31, 2021, to 948.9% negative during the nine-month period ended March 31, 2022.

Sales and Developments. Profit / (loss) from operations associated with our Sales and Developments segment increase by 2,484.7%, from a net loss of ARS 753 million during the nine-month period ended March 31, 2021, to a net profit of ARS 17,957 million during the nine-month period ended March 31, 2022. Such increase is mainly due to the gain / (loss) from fair value adjustments of investment properties.

Hotels. Profit / (loss) from operations associated with the Hotels segment increased by 169.0%, from a net loss of ARS 719 million during the nine-month period ended March 31, 2021, to a gain of ARS 496 million during the nine-month period ended March 31, 2022. Such increase is mainly due to the fact that prior period revenue were significantly affected by a decline in the activity, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenue from such segment, increased from 69.0% negative during the nine-month period ended March 31, 2021, to 18.4% positive during the nine-month period ended March 31, 2022.

International. Profit / (loss) from operations associated with our International segment varied by 720%, from a net loss of ARS 25 million during the nine-month period ended March 31, 2021, to a net profit of ARS 155 million during the nine-month period ended March 31, 2022. Such variation is mainly due to the liquidation of the companies in the US.

Corporate. Profit / (loss) from operations associated with our Corporate segment increased by 90.9%, from a loss of ARS 372 million during the nine-month period ended March 31, 2021, to a loss of ARS 710 million during the nine-month period ended Mach 31, 2022, mainly affected by general and administrative expenses.

Others. Profit from operations associated with the Others segment decreased from a net profit of ARS 664 million during the nine-month period ended March 31, 2021, to a net profit of ARS 73 million during the nine-month period ended March 31, 2022.

Share of profit / (loss) of associates and joint ventures March 2022 vs. March 2021

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 76.2%, from a net loss of ARS 3,168 million during the nine-month period ended March 31, 2021 to a net loss of ARS 753 million during the nine-month period ended March 31, 2022, mainly due to less negative results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 1,340.0% decrease, from a profit of ARS 55 million during the nine-month period ended March 31, 2021, to a loss of ARS 682 million during the nine-month period ended March 31, 2022, mainly attributable to the gain / (loss) from fair value adjustments of investment properties in Quality S.A.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. During the present nine-month period this segment didn’t show any charge and in the comparative period we recorded a net loss of ARS 25 million.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 139.0%, from a net loss of ARS 985 million during the nine-month period ended March 31, 2021, to a net profit of ARS 384 million during the nine-month period ended March 31, 2022, mainly due to a profit from our investment in Condor Hospitality of ARS 362 million.

Other. The share of profit / (loss) of associates from the Others segment increased by 79.4%, from a net loss of ARS 2,213 million during the nine-month period ended March 31, 2021, to a net loss of ARS 455 million during the nine-month period ended March 31, 2022, mainly as a result of minor loss from our investments in TGLT S.A. in the amount of ARS 1,097 million.

Financial results, net

The financial results went from a profit of ARS 2,323 million during the nine-month period ended March 31, 2021 to a profit of ARS 9,662 million during the nine-month period ended March 31, 2022, mainly due to lower results in terms of the exchange rate variation.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 1,097 million during the nine-month period ended March 31, 2021, to a profit of ARS 6,020 million during the nine-month period ended March 31, 2022, mainly due to the decrease in fair value adjustment of investment properties.

Profit for the period

As a result of the factors described above, the profit for the nine-month period went from a loss of ARS 22,821 million (that includes a loss of ARS 12,474 million for the effect of discontinued operations) during the nine-month period ended March 31, 2021 to a profit of ARS 11,502 million during the nine-month period ended March 31, 2022.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

●
Cash generated by operations;

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Cash generated by issuance of debt securities;

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Cash from borrowing and financing arrangements; and

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Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

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capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

●
interest payments and repayments of debt;

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acquisition of equity interests in companies;

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payments of dividends; and

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acquisition of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

The following table shows our cash flow for the nine-month periods ended March 31, 2022 and 2021:

	Period ended March 31,
	2022	2021
	(in millions of ARS)
Net cash flow generated by operations	7,081	4,320
Net cash flow generated by investing activities	9,775	91,744
Net cash flow used in financing activities	(13,397)	(63,693)
Net increase in cash and cash equivalents	3,459	32,371

As of March 31, 2022 we had a negative working capital of ARS 627 million (calculated as current assets less current liabilities as of that date).

As of the same date, we had cash and cash equivalents for ARS 5,687 million, which represents the total of cash and cash equivalents at a consolidated level.

Cash Flow Information

Operating activities

Nine-month period ended March 31, 2022

Our operating activities for the nine-month period ended March 31, 2022 generated net cash inflows of ARS 7,081 million, mainly due to (i) an operating income of ARS 7,015 million; (ii) a decrease in trade and other payables of ARS 665 million; partially offset by (iii) an increase in salaries and social security contributions of ARS 133 million; (iv) an increase in trade and other receivables of ARS 85 million; (v) a decrease in provisions of ARS 70 million; (vi) an increase in trading properties of ARS 95 million; and (vii) an income tax paid of ARS 209 million.

Nine-month period ended March 31, 2021

Our operating activities for the nine-month period ended March 31, 2021 generated net cash inflows of ARS 4,320 million, of which ARS 4,334 million are originated in discontinued operations partially offset by an outflow of ARS 14 million in continuing operations, mainly due to: (i) an increase in trade and other payables for ARS 3,191 million; (ii) an increase in trade and other receivables of ARS 2,021 million; and (iii) a decrease in provisions of ARS 108 million; partially offset by (iv) an operating income of ARS 4,414 million; (v) a decrease in trading properties of ARS 726 million; and (vi) a decrease in salaries and social security contributions of ARS 205 million.

Investment activities

Nine-month period ended March 31, 2022

Our investment activities generated a net cash inflow of ARS 9,775 million for the nine-month period ended March 31, 2022, mainly due to (i) ARS 11,457 million inflow from the sale of investment properties; and (ii) ARS 7,940 million inflow from the sale of financial assets; partially offset by (iii) ARS 8,559 million used in the acquisition of investments in financial assets; and (iv) ARS 2,267 million used in the acquisition and improvements of investment properties.

Nine-month period ended March 31, 2021

Our investment activities generated a net cash inflow of ARS 91,744 million for the nine-month period ended on March 31, 2021, corresponding to an inflow from discontinued operations of ARS 61,633 million and an inflow of ARS 30,111 million of from continued operations, mainly due to (i) ARS 24,864 million inflow from the sale of investment properties; and (ii) ARS 18,871 million inflow from the sale of financial assets; partially offset by (iii) ARS 11,959 million used in the acquisition of investments in financial assets; and (iv) ARS 1,404 million used in the acquisition and improvements of investment properties.

Financing activities

Nine-month period ended March 31, 2022

Our financing activities for the nine-month period ended March 31, 2022 resulted in a net cash outflow of ARS 13,397 million, mainly due to (i) the cancellation of loans and capital of non-convertible notes of ARS 8,494 million; (ii) the payment of interest on short and long-term debt of ARS 6,637 million; and (iii) ARS 4,035 million for Payment of short-term loans; partially offset by (iv) borrowing and issuance of non-convertible notes for ARS 4,145 million; and (v) ARS 2,900 million from the sale of our own non-convertible notes in the portfolio.

Nine-month period ended March 31, 2021

Our financing activities for the nine-month period ended March 31, 2021 resulted in a net cash outflow of ARS 63,693 million, out of which ARS 25,389 million correspond to discontinued operations, and ARS 38,304 million correspond to continued operations, mainly due to (i) the cancellation of loans and capital of non-convertible notes of ARS 52,305 million; (ii) the payment of interest on short and long-term debt of ARS 10,336 million; and (iii) the repurchase of non-convertible notes of ARS 4,673 million; and (iv) ARS 3,617 from dividends paid to non-controlling interest; partially offset by (v) borrowing and issuance of non-convertible notes for ARS 14,808 million; (vi) ARS 10,060 million for obtaining short-term loans; and (vii) ARS 7,886 million from the sale of our own non-convertible notes in the portfolio.

Capital expenditures

Period ended on March 31, 2022

During the nine-month period ended March 31, 2022, we made investments for ARS 2,563 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 139 million , mainly related to: i) ARS 18 million in buildings and facilities, ii) ARS 39 millionin machinery, equipment and others, iii) ARS 82 for improvements in Sheraton Libertador, Intercontinental and Llao Llao hotels (ARS 12 million, ARS 4 million and ARS 13 million, respectively); (b) improvements in our rental properties for ARS 2,424 million.

Period ended on March 31, 2021

During the nine-month period ended March 31, 2021, we made investments for ARS 3,737 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 2,272 million , mainly related to: i) ARS 185 million in buildings and facilities, ii) ARS 813 million in communication networks, iii) ARS 1,114 million in machinery, equipment and others, and iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 5 million, ARS 57 million and ARS 22 million, respectively); and (v) ARS 78 million in agricultural establishments; (b) improvements in our rental properties for ARS 1,464 million, out of which ARS 1,387 million correspond to our Argentina Operations Center and ARS 77 million to the Israel Operations Center.

Indebtedness

The breakdown of the Company’s borrowings as of March 31, 2022 was as follows:

Total as of March 31, 2022
(million of ARS)
Non-convertible Notes	58,300
Bank loans	1,360
Bank overdrafts	1,843
Other borrowings	879
AABE Debt	342
Loans with non-controlling interests	248
Total borrowings	62,972
Non-current	50,935
Current	12,037
Total	62,972

Description	Currency	Annual Average Interest Rate	Nominal value (million)(3)	Book value (in million of ARS)
IRSA Commercial Properties’ 2023 Notes	USD	8.75%	360	39,484
IRSA’s 2023 Notes – Series I (1)	USD	10.00%	3	345
IRSA’s 2022 Notes – Series V	USD	9.00%	8	842
IRSA’s 2023 Notes – Series VIII	USD	10.00%	18	2,092
IRSA’s 2023 Notes – Series IX	USD	10.00%	53	5,962
IRSA’s 2024 Notes – Series XI	USD	5.00%	13	1,377
IRSA’s 2024 Notes – Series XII (2)	ARS	4.00%	44	4,748
IRSA’s 2024 Notes – Series XIII	USD	3.90%	31	3,450
Loans with non-controlling interests	USD	From 2.24% to 5.0%	2	248
Related Party	ARS	Badlar	5	13
Related Party	USD	Libor + 2.25%	—	29
Bank loans	USD	Libor + 1.90%	10	1,195
Bank loans	ARS	32.15%	165	165
AABE Debt	ARS	Libor	315	342
Seller financing	USD	N/A	2	258
Others	USD	3.5%	4	579
Bank overdrafts	ARS	From 34.00% to 65.00%	—	1,843
Total				62,972
(1) On October 22, 2020, we announced Notes to be issued by exchange for the Existing Notes, Series I Notes, or through the Cash Subscription.
(2) Series XII denominated in UVA y payable in ARS. Nominal value UVA 54 million.

Series II Notes (Issued by IRSA CP)

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of USD 360 million under its Global Notes Program. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023.

IRSA’s Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series II Notes contain financial covenants limiting IRSA’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

(a)
no Event of Default shall have occurred and be continuing;
(b)
IRSA may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;
(c)
and the aggregate amount of such dividend exceeds the sum of:
(i)
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and
(ii)
any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

Series I and II Notes

On May 15, 2019, IRSA issued the Note Series I under Argentine law for an amount of USD 96.3 million due on November 15, 2020, at a fixed rate of 10%. The proceeds were mainly used to repay preexisting debt.

On August 6, 2019, IRSA reopened the Note Series I under Argentine law for an amount of USD 85.2 million, at a price of 103.77%, which resulted in an internal annual rate of return of 8.75% nominal. Also, on the same date, the Notes Series II denominated in Chilean pesos, under writable and payable in dollars, for an amount of CLP 31,502.6 million (equivalent to USD 45 million) at a fixed rate of 10.5% per within 12 months.

On August 6, 2020, Class II denominated in Chilean pesos was fully canceled.

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 22, 2020, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020.

In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, the IRSA will proceed to a partial cancelation for a Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the Nominal Value under circulation is USD 3,060,519.

For more information see: “Series VIII and IX”

Series III, IV and V Notes

On May 21, 2020, the company issued in the local market a total amount of USD 65.8 million through the following Notes:

●
Series III: denominated and payable in pesos for ARS 354 million (equivalent at the time of issuance to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date. Price of issuance was 100.0% of the nominal value. Which was fully canceled on February 22, 2021.

●
Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%). Which was fully canceled on May 21, 2021.

●
Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

Series VIII and IX Notes

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.


Nominal Value to be Issued: approximately USD 31.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Comisión Nacional de Valores (CNV) in the Autonomous City of Buenos Aires

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.


Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be March 1, 2023.


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3,500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.


Payment Address: Payment will be made to an account at Comisión Nacional de Valores (CNV) in New York, United States.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.


By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of “Certain Commitments” and “Events of Default” is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.


Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.


It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

Series X, XI and XII

On March 31, 2021, the company issued in the local market a total amount of USD 65.5 million through the following Notes:

●
Series X: denominated and payable in pesos for ARS 701.6 million (equivalent at the time of issuance to USD 7.6 million) at a variable rate (private BADLAR + 5.0%) with quarterly payments. The principal was paid on March 31, 2022. Price of issuance was 100.0% of the nominal value.

●
Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 million at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding Prospectus Supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the nominal value (IRR 5.6%).

●
Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 million (equivalent at the time of issuance to ARS 3,868.2 million and USD 42.1 million) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and working capital.

On March 31, 2022, Class X denominated in ARS was fully canceled.

Series XIII

On August 26, 2021, the company issued in the local market a total amount of USD 58.1 million through the following Notes:

●
Series XIII: denominated in U.S. Dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024; and the third for 50% of the nominal value on August 26, 2024. The price of issuance was 100.0% of the nominal value.

The proceeds will be used to refinance short-term liabilities.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to grow 3.6% in 2022 and 2023. The war in Ukraine has triggered a costly humanitarian crisis that demands a peaceful resolution. At the same time, economic damage from the conflict will contribute to a significant slowdown in global growth in 2022 and add to inflation. Fuel and food prices have increased rapidly, hitting vulnerable populations in low-income countries hardest.

Elevated inflation will complicate the trade-offs central banks face between containing price pressures and safeguarding growth. Interest rates are expected to rise as central banks tighten policy, exerting pressure on emerging market and developing economies. Moreover, many countries have limited fiscal policy space to cushion the impact of the war on their economies. Although a gradual resolution of supply-demand imbalances and a modest pickup in labor supply are expected in the baseline, easing price inflation eventually, uncertainty again surrounds the forecast. Conditions could significantly deteriorate. Worsening supply-demand imbalances— including those stemming from the war—and further increases in commodity prices could lead to persistently high inflation, rising inflation expectations, and stronger wage growth. If signs emerge that inflation will be high over the medium term, central banks will be forced to react faster than currently anticipated—raising interest rates and exposing debt vulnerabilities, particularly in emerging markets.

Although many parts of the world appear to be moving past the acute phase of the COVID-19 crisis, deaths remain high, especially among the unvaccinated. Moreover, recent lockdowns in key manufacturing and trade hubs in China will likely compound supply disruptions elsewhere.

Beyond 2023, global growth is forecast to decline to about 3.3 percent over the medium term. War-induced commodity price increases and broadening price pressures have led to 2022 inflation projections of 5.7 percent in advanced economies and 8.7 percent in emerging market and developing economies—1.8 and 2.8 percentage points higher than projected last January.

With a few exceptions, employment and output will typically remain below pre-pandemic trends through 2026. Scarring effects are expected to be much larger in emerging market and developing economies than in advanced economies—reflecting more limited policy support and generally slower vaccination—with output expected to remain below the pre-pandemic trend throughout the forecast horizon.

Argentine macroeconomic context

Shopping malls sales reached a total ARS 31,129.4 million in January 2022, which represents an increase of 91.9% compared to the same month in 2021 and 105.2% compared to the same month in 2020.

The INDEC reported that, for the two months ended February 28, 2022, industrial activity in Argentina increased by 3.9% compared to the same period in 2021. The textile industry accumulated a 17.5% growth during the first two months of 2022 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of February 28, 2022, increased by 9.1% compared to the same month in 2021.

Regarding the foreign currency inflows and outflows, in 2021 the current account surplus reached USD 6,800 million, with USD 15,219 million allocated to the goods and services trade balance, and USD 9,927 million to the net primary deficit, and a surplus of USD 1,508 million to net secondary income.

During the fourth quarter of 2021, the financial account showed a net outflow of USD 154 million, explained by the net acquisition of financial assets for USD 34 million, and net issuance of liabilities of USD 120 million. The sectors that have explained these outflows have been the institutional sector (other sectors), which increased its assets by USD 3,251 million, through the increase observed in the categories other investment for USD 2,278 million, portfolio investment for USD 629 million and direct investment for USD 344 million. The international reserves decreased by USD 3,640 million during the fourth quarter of 2021. The decrease in net liabilities was explained by the differential behavior between the institutional sector (other sectors) and the general government. In effect, while it is estimated that the institutional sector (other sectors) decreased its liabilities by USD 1,291 million, the government increased them by USD 1,095 million. Additionally, the Deposit-taking companies also increased their liabilities by USD 76 million.

In local financial markets, the Private Badlar rate in pesos ranged from 33.88% to 44.63% in the period from July 1, 2021 to May 11, 2022. As of May 11, 2022, the Private Badlar rate in pesos peaked at 44.625%. As of May 12, 2022, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 117.2500 pesos per USD 1.00. As of May 11, 2022, Argentina’s country risk increased by 233 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,840 basis points as of May 11, 2022, compared to 302 basis points paid by Brazil and 402 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue focusing on the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Evolution of Shopping Malls in Argentina

In April 2022, the Consumer Confidence Index (CCI) showed a 3.2% decrease compared to March 2022, and a 1.1% increase compared to April 2021. Nationally, shopping mall sales increased 91.9% in January, 2022, compared to the same month in 2021 and 105.2% compared to the same month in 2020.

Evolution of Office Properties in Argentina

The shift in corporate activity to remote or virtual work that resulted from the COVID19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category A+ and A office buildings in Buenos Aires.

According to the real estate broker Colliers, during the first quarter of the year, the office stock did not increase greatly and both the requested rental values and the vacancy rate remained stable. The average vacancy rate of the Buenos Aires Class A+ market was 21.7% and Class A market was 15.6%. The rental values for Class A+ properties have an average price of 24.5 USD/m² and Class A properties of 19.3 USD/m².

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in February 2022, overnight stays at hotel and parahotel establishments were estimated at 1.82 million, 83.5% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 84.0% and 1,286.5%, respectively. Total travelers who stayed at hotels during February were 5.5 million, a 92.1% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 73.5% and 1,053.3%, respectively. The Room Occupancy Rate in February was 61.1%, showing a sharp increase compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 53.3%, which represents an increase of 92.1% compared to February 2021.

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2022 and for the nine-month and three-month periods ended March 31, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRSA Inversiones y Representaciones Sociedad Anónima

Date May 16, 2022	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky Title: Chief Financial and Administrative Officer